COMFORCE CORPORATION

                        Supplement dated April 2, 1997 to
                       Prospectus dated February 18, 1997,
                          as supplemented March 6, 1997




Set forth in this Supplement is certain information included in the Annual Report on Form 10-K for the year ended December 31, 1996 of COMFORCE Corporation ("COMFORCE" or the "Company"), including (i) Selected Financial Information (page 3), (ii) Management's Discussion and Analysis of Financial Condition and Results of Operation (page 7), and (iii) financial statements for the Company as listed on page F-1 hereof and for RHO Company Incorporated as listed on page F-36 hereof. In addition, updated information concerning the Company's sale of Debentures is included herein (page 12). Capitalized terms not defined herein shall have the meanings set forth in the Prospectus, as supplemented to date.

                           [Intentionally left blank]

Selected Financial Information

Selected Historical Financial Information



                                                                              Year Ended December 31,
                                                -----------------------------------------------------------------------------
                                                    1996         1995            1994              1993             1992
                                                    ----         ----            ----              ----             ----
                                                                 (in thousands, except per share data)
Revenues (1)                                    $  55,867       $2,387        $      --        $       --      $       --
Stock compensation charge (2)                          --        3,425               --                --              --
Earnings (loss) from continuing operations          1,352       (4,332)          (2,282)           (1,456)           (421)
Loss from discontinued operations (3)                  --      (17,211)         (16,220)             (216)        (34,198)
Earnings (loss) before extraordinary credits        1,352      (21,543)         (18,502)           (1,672)        (34,619)
Extraordinary credits (4)                              --        6,657            8,965            22,057              --
Net earnings (loss)                                 1,352      (14,886)          (9,537)           20,385         (34,619)

Dividends on Preferred Stock                          325           --               --                --              --

Accretive Dividends on Series F
Preferred Stock                                       665           --               --                --              --

Income available for Common Stockholders              362           --               --                --              --
Earnings (loss) per share:
   Continuing operations                              .03         (.95)            (.72)             (.39)           (.13)
   Discontinued operations                             --        (3.74)           (5.08)             (.06)         (10.86)
   Earnings (loss) before extraordinary               .03        (4.69)           (5.80)             (.45)         (10.99)
    credits
   Extraordinary credits                               --         1.45             2.81              6.03              --
   Net earnings (loss)                                .03        (3.24)           (2.99)             5.58          (10.99)
Total assets (5)                                   43,366        8,536           18,704            40,174          42,818
Long-term debt                                         --           --               --                --           6,105
Receivable from (payable to) ARTRA(6)                  --        1,046             (289)               --         (16,025)
Liabilities assumed by ARTRA (6)                       --        4,240               --                --              --
Liabilities subject to compromise                      --           --               --                --          41,500
Debt subsequently discharged                           --           --            7,105                --              --
Cash dividend                                         228           --               --                --              --


------------
(1) Revenues for the year ended December 31, 1995 represent revenues of COMFORCE Telecom from the date of its acquisition, October 17, 1995. Revenues for the year ended December 31, 1996 represent revenues of
     COMFORCE Telecom for the entire year, revenues from Williams from the acquisition date of March 3, 1996 through December 31, 1996, revenues from RRA from the acquisition date of May 10, 1996 through December 31, 1996, revenues from Force Five from the effective date of acquisition of July 31, 1996 through December 31, 1996, revenues from AZATAR from the effective date of acquisition of November 1, 1996 through December 31, 1996, and revenues from Continental from the effective date of acquisition of November 8, 1996 through December 31, 1996. The Company's jewelry operations were discontinued effective as of September 30, 1995. Accordingly, selected financial data of the Company's jewelry operations for each of the three years in the period ended December 31, 1994 has been reclassified to discontinued operations.

(2) Represents a non-recurring compensation charge related to the issuance of a 35% common stock interest in the Company to certain individuals to manage the Company's entry into the technical staffing services business.

(3) The loss from discontinued operations for the year ended December 31, 1995 includes a charge to operations of $12.9 million to write-off the remaining goodwill of the Company's discontinued jewelry operations effective June 30, 1995 and a provision of $1.6 million for loss on disposal of these discontinued operations. The loss from discontinued operations for the year ended December 31, 1994 includes a charge to operations of $10.8 million representing a write-off of goodwill of the Company's former New Dimensions subsidiary. The loss from discontinued operations for the year ended December 31, 1992 includes charges to operations of $8.7 million representing an impairment of goodwill at December 31, 1992 and $8.5 million representing increased reserves for markdown allowances and inventory valuation.

(4) The 1995 and 1994 extraordinary credits represent gains from net discharge of indebtedness under terms of the Company's debt settlement agreement with its bank related to the discontinued jewelry operations. The 1993 extraordinary credit represents a gain from a net discharge of indebtedness due to the reorganization of the Company's former New Dimensions subsidiary. See Note 11 to the Company's consolidated financial statements for the year ended December 31, 1996.

(5) As partial consideration for a debt settlement agreement, in December 1994, the Company's bank lender received all of the assets of the Company's former New Dimensions subsidiary.

(6) In conjunction with the COMFORCE Telecom acquisition, ARTRA, formerly the parent of the Company, agreed to assume substantially all pre-existing liabilities of the Company. During 1995, ARTRA received $399,000 of advances from the Company. Subsequent to December 31, 1995, ARTRA repaid the above advances and made net payments of $647,000 to reduce these pre-existing liabilities. Such payments have been included in the Company's consolidated financial statements at December 31, 1995 as amounts receivable from ARTRA and as additional paid-in capital. To the extent ARTRA makes subsequent payments, they will be recorded as additional paid-in capital. In the fourth quarter of 1995, ARTRA exchanged all of its shares of the Company's Series C Preferred Stock for 100,000 newly issued shares of the Company's Common Stock. During 1994, ARTRA made net advances to the Company of $2.5 million. Effective December 29, 1994, ARTRA exchanged $2.2 million of its notes and advances for additional Series C Preferred Stock. In February 1993, ARTRA transferred all of its notes to the Company's capital account. See Notes 9, 10 and 11 to the Company's consolidated financial statements for the year ended December 31, 1996 and "Discontinued Operations" in the Prospectus.

Selected Pro Forma Financial Information

     The historical financial information for the Company presented in this Supplement for December 31, 1995 and 1994 relates principally to the Company's former jewelry operations which were discontinued September 30, 1995. This historical financial information includes limited results of the Company's technical staffing operations, all of which, except for COMFORCE Telecom, were acquired since January 1, 1996. Consequently, a discussion and comparison of the Company's historical results of operations may not be meaningful. In order to provide a discussion of results which may be more meaningful than the historical discussion, the Company has (i) presented below unaudited pro forma data of the Company for the years ended December 31, 1995 and 1994 assuming that the acquisition of COMFORCE Telecom (which was acquired by the Company in October
1995) and related financing and capital transactions had occurred as of January 1, 1994, and (ii) presented under "Management's Discussion and Analysis of Financial Condition and Results of Operation" in this Supplement a comparison of 1996 historical results of operations with 1995 pro forma results, and of 1995 pro forma results with 1994 pro forma results.


                                                                                 Year Ended December 31, 1995
                                                                                   (unaudited in thousands)
                                                              ---------------------------------------------------------------------
                                                                                  COMFORCE            Pro Forma
                                                              Historical          Telecom(1)         Adjustments           ProForma
                                                              ----------         ----------          -----------           --------
Revenues                                                       $  2,387          $  9,568(2)                               $ 11,955
                                                               --------          --------                                  --------
Operating costs and expenses:
   Cost of revenues                                               1,818             7,178                                     8,996
   Stock compensation (5)                                         3,425                                                       3,425
   Spectrum corporate management
      fees (4)                                                                      1,140                                     1,140
   Other operating costs and expenses                               823             1,397             $     50(2)             2,270
                                                               --------          --------             --------             --------
                                                                  6,066             9,715                   50               15,831
                                                               --------          --------             --------             --------
   Operating earnings (loss)                                     (3,679)             (147)                 (50)              (3,876)
                                                               --------          --------             --------             --------
Interest and other non-operating
   expenses                                                        (618)                7                  410(3)              (201)
                                                               --------          --------             --------             --------
                                                                   (618)                7                  410                 (201)
                                                               --------          --------             --------             --------
Earnings (loss) from continuing
   operations before income taxes                                (4,297)             (140)                                   (4,077)
(Provision) credit for income taxes                                 (35)               21                  360                  (14)
                                                               --------          --------             --------             --------
Loss from continuing operations                                $ (4,332)         $   (119)            $    460             $ (4,091)
                                                               ========          ========             ========             ========


                                                                           Year Ended December 31, 1994
                                                                             (unaudited in thousands)
                                           ----------------------------------------------------------------------------------------
                                                                       COMFORCE                 Pro Forma
                                              Historical             Telecom (1)               Adjustments            Pro Forma
                                           -----------------      ------------------        -----------------      ----------------
Revenues                                                                     $ 8,245                                       $ 8,245
                                                                             -------                                       -------
Operating costs and expenses:
   Cost of revenues                                                            6,417                                         6,417
   Spectrum corporate management
      fees (4)                                                                   803                                           803
   Other operating costs and
      expenses                                       $   966                   1,134                 $    68(2)              2,168
                                                    -------                  -------                 -------               -------
                                                         966                   8,354                      68                 9,388
                                                    -------                  -------                 -------               -------
Operating earnings (loss)                               (966)                   (109)                    (68)               (1,143)
                                                    -------                  -------                 -------               -------
Interest and other non-operating
   expenses                                           (1,316)                      9                                        (1,307)
                                                    -------                  -------                 -------               -------
                                                     (1,316)                       9                                        (1,307)
                                                    -------                  -------                 -------               -------
Loss from continuing operations
   before income taxes                               (2,282)                    (100)                    (68)               (2,450)
Provision for income taxes                                                       (15)                                          (15)
                                                    -------                  -------                 -------               -------
Loss from continuing operations                     $(2,282)                 $  (115)                $   (68)              $(2,465)
                                                    =======                  =======                 =======               =======

------------

Pro forma adjustments to the unaudited condensed consolidated of operations:

(1) The pro forma data presented for COMFORCE Telecom's operations is for the periods prior to its acquisition on October 17, 1995, or January 1, 1995 through October 16, 1995 and January 1, 1994 through December 31, 1994, respectively.

(2) Amortization of goodwill from the COMFORCE Telecom acquisition. The table below reflects where amortization goodwill has been recorded.


                                                    1995             1994
                                                  --------         --------
          Historical COMFORCE Telecom             $ 51,000         $    --
          Historical Telecom                       142,000          175,000
          Pro Forma Adjustments                     50,000           68,000
                                                  --------         --------
          Adjusted pro forma
            per financial statements              $243,000         $243,000
                                                  ========         ========

(3) Reverse interest expense on notes and other liabilities assumed by ARTRA. The interest adjustment in 1995 was for interest on notes directly related to the jewelry operations and was incurred in 1995. These liabilities were not outstanding during 1994 and, accordingly, a similar interest adjustment is not required.

(4) Corporate management fees from COMFORCE Telecom's former parent, Spectrum Information Technologies, Inc. The amount of these management fees may not be representative of costs incurred by COMFORCE Telecom on a stand alone basis.

(5) Represents a non-recurring compensation charge related to the issuance of the 35% common stock interest in the Company to certain individuals to manage the Company's entry into and development of the telecommunications and computer technical staffing business.


Management's Discussion and Analysis of Financial Condition and Results of Operation

         The discussion set forth below supplements the information found in the consolidated financial statements and related notes. The matters discussed below and elsewhere in the Prospectus, as supplemented, contain forward looking statements that involve risks and uncertainties, many of which may be beyond the Company's control. See "Risk Factors" in the Prospectus for a discussion of certain of such risks and uncertainties.

Overview

     The October 1995 acquisition of COMFORCE Telecom marked the Company's entry into the technical staffing business, followed by the acquisition of six additional technical staffing businesses through February 1997. Following is a summary of these acquisitions, which are also discussed under "Acquisition History" in the Prospectus:

                                                             Fiscal 1995
                               Year         Acquisition        Revenue        Current
 Acquired Company            Founded           Date           (millions)      Offices    Headquarters      Market Served
 ----------------            -------           ----           ----------      -------    ------------      -------------
COMFORCE Telecom               1987        October 1995          $11.4           5       Lake Success,     Telecommunications
                                                                                         NY
Williams                       1991         March 1996            $4.2           1       Englewood,        Telecommunications
                                                                                         FL
RRA                            1964          May 1996            $52.0           8       Tempe, AZ         Technical Services
Force Five                     1993         August 1996           $7.1           4       Dallas, TX        Information Technology
AZATAR                         1980          November             $7.1           2       Rochester,        Information Technology
                                               1996                                      NY
Continental                    1965          November             $9.9           2       Elmsford, NY      Telecommunications
                                               1996
RHO                            1971        February 1997         $83.6           9       Redmond,          Technical Services and
                                                                                         WA                Information Technology

     All acquisitions made by the Company have been accounted for on a purchase basis and the results of operations of each of the businesses acquired have been included in the Company's consolidated financial statements from the date of acquisition.

     The Company's results of operations and financial condition reflect its rapid growth through acquisitions. Amortization of intangibles, principally goodwill, has also increased as a result of acquisitions. The Company has made and continues to make investments in connection with the purchase and integration of its acquired businesses in order to realize long-term improvements in profitability; however, the costs of integration may have an adverse effect on short-term operating results. Management believes that, as the Company integrates its acquired businesses, the adverse effect of integration expenses on profitability are expected to decline as are operating expenses as a percentage of net sales. However, to the extent that the Company makes additional acquisitions in the future, there can be no assurance that the Company's results of operations will not be adversely affected by integration costs. See "Risk Factors" in the Prospectus.

     The Company serves customers in three principal sectors -- telecommunications, information technology and technical services. In the telecommunications sector, the Company provides staffing for wireline and wireless communications systems development, satellite and earth station deployment, network management and plant modernization. In the information technology sector, the Company provides staffing for specific projects requiring highly specialized skills such as applications programming and development, client/server development, systems software architecture and design, systems engineering and systems integration. In the technical services sector, the Company provides staffing for national laboratory research in such areas as environmental safety, alternative energy source development and laser technology, and provides highly-skilled labor meeting diverse commercial needs in the avionics and aerospace, architectural, automotive, energy and power, pharmaceutical, marine and petrochemical fields.

     Gross margins on staffing services can vary significantly depending on factors such as the specific services being performed, the overall contract size and the amount of recruiting required. Margins on the Company's sales in the technical services sector are typically significantly lower than those in the telecommunications and IT sectors, although the trend in the IT staffing sector has been toward lower gross margins generally as this sector matures and consolidates. Additionally, in certain markets the Company has experienced significant pricing pressure from some of its competitors. Consequently, changes in the Company's sales mix can be expected to impact the overall gross margins generated by the Company.

     Staffing personnel placed by the Company are Company employees. The Company is responsible for employee related expenses for its employees, including workers' compensation, unemployment compensation insurance, Medicare and Social Security taxes and general payroll expenses. The Company offers health, dental, disability and life insurance to its billable employees.

     The Company's quarterly operating results are affected primarily by the number of billing days in the quarter and the seasonality of its customers' businesses. Demand for services in the technical services sector has historically been lower during the year-end holidays through January of the following year, showing gradual improvement over the remainder of the year. Although less pronounced than in technical services, the demand for services of the telecommunications and IT sectors is typically lower during the first quarter until customers' operating budgets are finalized. The Company believes that the effects of seasonality will be less severe in the future as revenues contributed by the information technology and telecommunications sectors continue to increase as a percentage of the Company's consolidated revenues.

Results of Operations

     The historical financial information for the Company presented in this Supplement for December 31, 1995 and 1994 relates principally to the Company's former jewelry operations which were discontinued September 30, 1995. This historical financial information includes limited results of the Company's technical staffing operations, all of which, except for COMFORCE Telecom, were acquired since January 1, 1996. Consequently, a discussion and comparison of the Company's historical results of operations may not be meaningful. In order to provide a discussion of results which may be more meaningful than the historical discussion, the Company has (i) presented under "Selected Financial Information" in this Supplement unaudited pro forma data of the Company for the years ended December 31, 1995 and 1994 assuming that the acquisition of COMFORCE Telecom (which was acquired by the Company in October 1995) and related financing and capital transactions had occurred as of January 1, 1994, and

(ii) presented below a comparison of 1996 historical results of operations with 1995 pro forma results, and of 1995 pro forma results with 1994 pro forma results.

Year Ended December 31, 1996 Compared to Pro Forma Year Ended December 31, 1995

     Revenues of $55.9 million for the year ended December 31, 1996 were $43.9 million, or 367% higher than pro forma revenues for the year ended December 31, 1995. This increase in revenues is attributable to the acquisitions completed during 1996 and growth in the telecommunications and information technology sectors which were served by the Company in 1995 and 1996.

     Cost of revenues for the year ended December 31, 1996 was 85.2% of revenues compared to pro forma cost of revenues of 75.3% for the year ended December 31, 1995. The 1996 cost of revenues increase of 9.9% is a result of the Company's expansion into more mature technical staffing sectors.

     Selling, general and administrative expenses for the year ended December 31, 1996 decreased $1.0 million or 14.0% from the pro forma selling, general and administrative expenses for the year ended December 31, 1995. The decrease in selling, general and administrative expense is a result of the absence, in 1996, of two nonrecurring charges that impacted 1995 pro forma selling, general and administrative expenses. These charges included a stock compensation expense of $3.4 million and management fees of $1.1 million paid by COMFORCE Telecom to its former parent company prior to its acquisition by the Company.

     Historical operating income for the year ended December 31, 1996 was $2.3 million compared to a pro forma operating loss of $3.9 million for the year ended December 31, 1995. The improvement of $6.2 million was principally attributable to the discontinuance in the 1996 period of the non-recurring charges of $4.5 million recorded in 1995. The 1996 operating income was also impacted by acquisitions completed during the year and increased margins on revenue growth in the Company's telecommunications and information technology sectors.

     The income tax provision for the year ended December 31, 1996 was $900,000 on income of $2.3 million compared with pro forma income taxes of $14,000 (on pro forma loss before income taxes of $4.1 million) for the year ended December 31, 1995.

Pro Forma Year Ended December 31, 1995 Compared to Pro Forma Year Ended December 31, 1994

     Pro forma revenues of $12.0 million for the year ended December 31, 1995 were $3.7 million or 45% higher than pro forma revenues for the year ended December 31, 1994. The increase in 1995 pro forma revenues is attributable to growth in sectors serviced by the Company-telecommunications and information technology services.

     Pro forma cost of revenues for the year ended December 31, 1995 was 75.3% of pro forma revenues compared to pro forma cost of revenues of 77.8% for the year ended December 31, 1994. Although the pro forma cost of revenues increased by $2.6 million for the year ended December 31, 1995 as compared to the year ended December 31, 1994 due to increased revenues during 1995, on a percentage basis, the 1995 pro forma cost of revenues decreased by 2.5% as a result of a more favorable sales mix in 1995.

     Pro forma selling, general and administrative expenses for the year ended December 31, 1995 increased $3.9 million, over the pro forma selling, general and administrative expenses for the year ended December 31, 1994. This increase was principally related to a non-recurring stock compensation charge of $3.4 million.

     Pro forma operating results for the year ended December 31, 1994 were negatively impacted by a non-recurring charge of $803,000 related to management fees paid by COMFORCE Telecom to its former parent company prior to its acquisition by the Company. Pro forma operating results for the year ended December 31, 1995 included a charge of $1.1 million for management fees paid by COMFORCE Telecom to its former parent Company prior to its acquisition by the Company as well as a $3.4 million charge related to non-recurring stock compensation expense. The net impact of these non-recurring charges on the 1995 pro forma results was $4.5 million as compared to $803,000 for 1994.

     Pro forma operating loss for the year ended December 31, 1995 was $3.9 million compared to a pro forma operating loss of $1.1 million for the year ended December 31, 1994. The increase in operating loss of $2.8 million was principally attributable to increased management fees and stock compensation charges of $3.8 million recorded in 1995 as compared to 1994, partially offset by increased margin contributions resulting from revenue growth experienced in 1995.

     Pro forma other expense, principally net interest expense, for the year ended December 31, 1995 decreased $1.1 million as compared to the year ended December 31, 1994. The 1995 decrease is principally due to the 1994 and 1995 discharge of indebtedness under terms of the bank loan agreements related to the Company's discontinued jewelry operations.

     As a result of the discontinuance of its jewelry operations, it has been determined that the Company will be unable to utilize losses from those businesses in the future.

Financial Condition, Liquidity and Capital Resources

     During 1996, the Company's primary sources of funds to meet working capital needs were from operations and borrowings under the $10.0 million Chase Credit Facility. In addition, in connection with the RHO acquisition in February 1997, the Company entered into a short-term credit facility with U.S. Bank of Washington, National Association (the "U.S. Bank Credit Facility"), providing for up to $7.5 million in availability for working capital purposes. Since the fourth quarter of 1995, the Company has funded its strategy of growth through acquisitions principally through private debt or equity financing, including its sale of $25.2 million of convertible debentures in February and March 1997. See note 20 to the Company's consolidated financial statements for the year ended December 31, 1996. In March 1997, a portion of the proceeds from the debenture offering were used to retire the Chase Credit Facility. The Company is presently seeking to obtain a credit facility providing for term loan and revolving credit availability of from $50 million to $75 million to fund additional acquisitions, to retire the U.S. Bank Credit Facility (which matures in July 1997) and to finance working capital needs (to replace the Chase Credit Facility and the U.S. Bank Credit Facility). In respect of its working capital requirements, the Company typically pays its billable employees weekly for their services before receiving payment from its customers. As new offices are established or acquired, or as existing offices expand and revenues are increased, there will be greater requirements for cash resources to fund current operations.

     Management believes that such a replacement credit facility will be sufficient to meet its anticipated level of business activity in 1997. However, the Company can give no assurance that such a credit facility will be available or, if available, that it will be available on terms acceptable to the Company. Although management believes that the funds provided by operations, the U.S. Bank Credit Facility and funds remaining under the $25.2 million debt placement will be sufficient to meet its present working capital requirements through July 1997, the Company's inability to obtain a new credit facility could require the Company to delay, scale back or eliminate all or some of its market development and acquisition projects and could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is obligated under various acquisition agreements to make earn-out payments to the sellers of acquired companies, subject to the acquired companies' achieving specified earnings targets. The maximum amount of these potential earn-out payments is $717,000 in cash payable in 1997 and $5 million in cash and $4.5 million in stock payable in the three-year period from 1998 to 2000. The Company cannot currently estimate whether it will be obligated to pay the maximum amount; however, the Company anticipates that the cash generated by the operations of the acquired companies will provide all or a substantial part of the capital required to fund the cash portion of the earn-out payments.

     Cash and cash equivalents increased $3 million during 1996. Cash flows of $25.3 million provided by financing activities exceeded cash flows of $5.8 million used in operating activities and cash flows of $16.5 million used by investing activities. Cash flows used by operating activities were principally attributable to temporary need to fund Williams, RRA, Force Five, AZATAR and Continental accounts receivable and their carrying costs due to the purchase of Williams in March 1996, RRA in May 1996, Force Five in August 1996 (effective July 31, 1996), AZATAR in November 1996, and Continental in November 1996. Cash flows used in investing activities are principally related to the purchase of Williams, RRA, Force Five, AZATAR and Continental for a total of $15.8 million, including directly related costs, as well as loans made to certain officers of the Company pursuant to their employment contracts in the amount of $373,000 and the purchase of fixed assets in the amount of $329,000. Cash flows from financing activities were attributable to net borrowings under the Chase Credit Facility of $3.9 million, the exercise of warrants in the amount of $2.0 million, the issuance of Series D, E and F Preferred Stock in the amount of $6.4 million, $4.6 million and $3.0 million, respectively, and the proceeds from the sale of Common Stock and associated payment rights of $6.4 million, partially offset by dividend payments of $228,000, repayments on notes of $500,000 and registration costs of $300,000.

     In the technical staffing industry, administrative, accounting and other "back office" operations are often provided on a centralized basis. The Company believes that its management information systems responsible for these functions are capable of supporting additional levels of business in the future at low incremental costs. The Company currently intends to integrate the administrative functions of its recent and future acquisitions into the systems of previously acquired companies to seek to improve operating efficiencies.

     During the year ended December 31, 1996, the Company eliminated its working capital deficiency and, at December 31, 1996, had excess working capital of $8.0 million. The increase in working capital is principally attributable to the Company's increase in accounts receivable due to the acquisition of Williams, RRA, Force Five, AZATAR and Continental and the reduction in the liabilities assumed by ARTRA.

     As of December 31, 1996, approximately $24.8 million, or 57% of the Company's total assets were intangible assets, which will increase substantially with the inclusion of RHO's assets. These intangible assets substantially represent amounts attributable to goodwill recorded in connection with the Company's acquisitions and will be amortized over a five to forty year period, resulting in an annual charge of in excess of $1 million with the inclusion of RHO. Various factors could impact the Company's ability to generate the earnings necessary to support this amortization schedule, including fluctuations in the economy, the degree and nature of competition, demand for the Company's services, and the Company's ability to integrate the operations of acquired businesses, to recruit and place staffing professionals, to expand into new markets and to maintain gross margins in the face of pricing pressures. The failure of the Company to generate earnings necessary to support the amortization charge may result in an impairment of the asset. The resulting write-off could have a material adverse effect on the Company's business, financial condition and results of operations.

Other Matters

     On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for
Long-Lived Assets to be Disposed Of" ("SFAS 121"), which requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is evaluated by comparing future cash flows (undiscounted and without interest charges) expected to result from the use or sale of the asset and its eventual disposition to the carrying amount of the asset.

     The Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), in 1996. As permitted by SFAS 123, the Company continues to measure compensation cost in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," but provides pro forma disclosures of net income and earnings per share as if the fair value method (as defined in SFAS 123) had been applied beginning in 1995.

     The Company does not believe that its adoption of either SFAS 121 or SFAS 123 will have a material impact on its financial statements and the Company will comply with the related disclosure requirements.

Sale of Convertible Debentures

     The Debentures. From February 27 to March 21, 1997, the Company sold its Subordinated Convertible Debentures ("Debentures") to certain institutional investors for cash or in exchange for shares of the Company's Series F Preferred Stock, as described below, in the principal amount of $25.2 million. The Debentures bear interest at the rate of 8% per annum during the 180 day period following Closing (as defined below) and thereafter at the rate of 10% per annum continuing until fully paid or converted. Interest on the Debentures is payable quarterly in cash or in Common Stock of the Company, at the Company's option. The Debentures may be redeemed by the Company at any time from and after the date of issuance, in whole or in part, within 360 days after any disbursement to the Company of net proceeds from the sale of Debentures (each a "Closing"), at a redemption price equal to the sum of (i) the principal amount thereof, (ii) all accrued, unpaid interest thereon and (iii) premiums ranging from 5% (2.5% in the case of Debentures exchanged for Series F Preferred Stock) for Debentures redeemed within 60 days after Closing to 25% for Debentures redeemed between 181 and 360 days after Closing.

     The Company has also effected the repurchase of 2,750 of the 3,250 outstanding shares of its Series F Preferred Stock by issuing additional debentures in the original principal amount of 115% of the liquidation value of the Series F Preferred Stock to the holders thereof (the "Series F Holders") in exchange for the Series F Preferred Stock. The Debentures received by the Series F Holders may be redeemed by the Company, at any time from and after the Closing, in whole or in part, at a redemption price equal to the redemption price for the Debentures, except that the redemption premium is 50% of the Debenture premium for redemptions effected through 90 days after Closing.

     Conversion. The Debentures may be converted, in whole or in part, at the option of the respective holder thereof (each a "Buyer") beginning 181 days following the Closing. The Company has the option to make the requested conversion in either cash or in shares of the Company's Common Stock, or in any combination thereof. Cash conversions are payable at 125% of face value (plus accrued interest). Stock conversions are payable at 100% of face value (plus accrued interest) in Common Stock valued at 75% of the average closing bid price for the five trading days ending on the trading day before the conversion. Any portion of any Debenture which remains outstanding on the 360th day following the Closing will be automatically converted to cash or shares of Common Stock, or any combination thereof, as determined by the Company. Under certain circumstances, the aggregate number of shares of Common Stock issuable upon exercise of the Warrants and the Additional Warrants (described below under "--Warrants") or upon conversion of the Debentures is limited, which could require that the Company effect certain conversions through cash payments.

     Warrants. From February 27 to March 21, 1997, the Company issued or agreed to issue warrants ("Warrants") to purchase 504,000 shares of its Company's Common Stock to the Buyers, which Warrants are exercisable as follows: (a) Warrants to purchase 100,800 shares become exercisable beginning 6 months after Closing and ending three years thereafter; (b) if the Debentures are not redeemed within 60 days after Closing, Warrants to purchase 100,800 shares become exercisable beginning 6 months after Closing and ending three years thereafter; (c) if the Debentures are not redeemed within 90 days after Closing, Warrants to purchase 100,800 shares become exercisable beginning 6 months after Closing and ending three years thereafter; (d) if the Debentures are not redeemed within 120 days after Closing, Warrants to purchase 100,800 shares become exercisable beginning 6 months after

Closing and ending three years thereafter; and (e) if the Debentures are not redeemed within 150 days after Closing, Warrants to purchase 100,800 shares become exercisable beginning 6 months after Closing and ending three years thereafter. The exercise price of the Warrants issued ranges from $6.85 to $7.65 per share, which is equal to the average closing bid price of the Company's Common Stock for the five-day trading period ending on the day prior to each Closing.

     The Company is also required to issue additional warrants ("Additional Warrants") to purchase 504,000 shares of the Company's Common Stock to the Buyers, which Additional Warrants become exercisable to the extent that Debentures are not redeemed within 180 days following Closing, beginning on the later of (i) the date the Replacement Debentures are required to be issued or
(ii) the effective date of the registration statement described below under "--Registration" and ending three years thereafter. The Additional Warrants will have an exercise price equal to the average closing bid price of the Company's Common Stock over the five-day trading period ending 179 days after the Closing.

     Registration. The Company is required to cause the shares issuable upon conversion of the Debentures (or payable as interest thereon) or upon the exercise of the Warrants and Additional Warrants to be registered for resale under a registration statement filed with the Securities and Exchange Commission under the Securities Act of 1933 within six months after Closing.

Comforce Corporation and Subsidiaries
Index to Financial Statements


                                                                         Page

Report of Independent Accountants                                        F-2

Financial Statements:

 Consolidated Balance Sheets as of December 31, 1996 and 1995            F-3

 Consolidated Statements of Operations for the years ended
     December 31, 1996, 1995 and 1994                                    F-4

 Consolidated Statements of Stockholders' Equity for the years ended
     December 31, 1996, 1995 and 1994                                    F-5

 Consolidated Statements of Cash Flows for the years ended
      December 31, 1996, 1995 and 1994                                   F-7

 Notes to Financial Statements                                           F-9

Schedule II Valuation and Qualifying Accounts                            F-35

Report of Independent Accountants


To the Shareholders and Board of Directors of Comforce Corporation, Inc.:

We have audited the accompanying consolidated financial statements and the financial statement schedule of Comforce Corporation and Subsidiaries (the "Company") as listed in the index on page F-1 of this registration statement. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Comforce Corporation and Subsidiaries as of December 31, 1996 and 1995, and consolidated the results of their operations and their cash flows for the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


                                                   /s/ COOPERS & LYBRAND L.L.P.



New York, New York
January 30, 1997, except as to Note 20
for which the date is March 21, 1997.

Comforce Corporation and Subsidiaries
Consolidated Balance Sheets
as of December 31, 1996 and 1995 (in thousands)


                                     Assets

                                                                                                                   1996        1995
Current assets:
   Cash and cash equivalents                                                                                  $    3608    $    649
   Accounts receivable, net                                                                                       12042        1698
   Prepaid expenses                                                                                                 243
   Other assets                                                                                                     373         117
   Receivable from ARTRA GROUP Incorporated                                                                                    1046
   Deferred income tax                                                                                              278
                                                                                                              ---------    --------
        Total current assets                                                                                     16,544       3,510

Property and equipment, net                                                                                         744          90
Intangible assets, net                                                                                           24,756       4,801
Other assets                                                                                                      1,322         135
                                                                                                              ---------    --------
        Total assets                                                                                          $  43,366    $  8,536
                                                                                                              =========    ========

                    LIABILITIES AND STOCKHOLDERS' EQUITY:

Current liabilities:
  Borrowings under revolving line of credit                                                                   $   3,850
  Notes payable                                                                                                            $    500
  Accounts payable                                                                                                1,398          75
  Accrued expenses                                                                                                2,930         719
  Income taxes                                                                                                      354         214
  Liabilities to be assumed by ARTRA GROUP Incorporated, and
    net liabilities of discontinued operations                                                                                3,699
                                                                                                              ---------    --------
      Total current liabilities                                                                                   8,532       5,207
                                                                                                              ---------    --------

Noncurrent liabilities to be assumed by ARTRA GROUP Incorporated                                                                541
Obligations expected to be settled by the issuance of common stock                                                              550
Deferred income tax                                                                                                  90
                                                                                                              ---------    --------
         Total liabilities                                                                                        8,622       6,298
                                                                                                              ---------    --------

Commitments and contingencies

Stockholders' Equity:
  Series D senior convertible preferred stock, $.01 par value; 15,000 shares authorized,
          7,002 shares issued and outstanding, liquidation value of $1,000 per share
           ($7,002,000)                                                                                             1
  Series F convertible preferred  stock, $.01 par  value; 10,000  shares authorized, 3,250 shares issued and outstanding,  liquidation value of
          $1,000 per share ($3,250,000)                                                                               1
Common stock, $.01 par value; 100,000,000 shares authorized, 12,701,934 shares
          issued and outstanding in 1996 and 9,309,000 shares issued and outstanding in 1995                        127          92
Additional paid-in capital                                                                                       34,253      95,993
Accumulated deficit                                                                                                         (93,847)
Retained earnings, since January 1, 1996                                                                            362
                                                                                                              ---------    --------
         Total stockholders' equity                                                                              34,744       2,238
                                                                                                              ---------    --------
         Total liabilities and stockholders' equity                                                           $  43,366    $  8,536
                                                                                                              =========    ========

The accompanying notes are an integral part of the financial statements.


Comforce Corporation and Subsidiaries
Consolidated Statements of Operations
for the years ended December 31, 1996, 1995 and 1994  (in thousands, except per share data)

                                                                    1996        1995        1994

Net sales                                                         $ 55,867    $  2,387
                                                                  --------    --------
Costs and expenses:
        Cost of goods sold                                          47,574       1,818
        Stock compensation                                                       3,425
        Selling, general and administrative expenses                 5,266         461    $    966
        Depreciation and amortization                                  614         362
                                                                  --------    --------    --------
             Total costs and expenses                               53,454       6,066         966
                                                                  --------    --------    --------

Operating income (loss)                                              2,413      (3,679)       (966)

Other income (expense):
        Interest expense                                              (201)       (585)     (1,316)
        Other income (expense), net                                     40         (33)
                                                                  --------    --------    --------
                                                                      (161)       (618)     (1,316)
Income (loss) from continuing operations before income taxes
        and extraordinary credit                                     2,252      (4,297)     (2,282)
Provision for income taxes                                            (900)        (35)
                                                                  --------    --------    --------

Income (loss) from continuing operations                             1,352      (4,332)     (2,282)
Loss from discontinued operations                                              (17,211)    (16,220)
                                                                  --------    --------    --------
Income (loss) before extraordinary credit                            1,352     (21,543)    (18,502)

Extraordinary credit, net discharge of indebtedness                              6,657       8,965
                                                                  --------    --------    --------
             Net income (loss)                                        1352     (14,886)     (9,537)

Dividends on preferred stock                                           325
                                                                  --------    --------    --------
Accretive dividend on Series F preferred stock                         665
                                                                  --------    --------    --------
             Income (loss) available to common stockholders       $    362    $(14,886)   $ (9,537)
                                                                  ========    ========    ========

Income (loss) per share:
        Continuing operations before accretive dividend           $    .08    $  (0.95)   $  (0.72)
        Discontinued operations                                                  (3.74)      (5.08)
                                                                  --------    --------    --------
        Income (loss) before extraordinary credit and accretive
               dividend                                                .08       (4.69)      (5.80)
        Extraordinary credit                                                      1.45        2.81
        Accretive dividend on Series F preferred stock                (.05)
                                                                  --------    --------    --------
               Net income (loss) per share                        $    .03    $  (3.24)   $  (2.99)
                                                                  ========    ========    ========

Weighted average shares outstanding                                 12,991       4,596       3,195
                                                                  ========    ========    ========


The accompanying notes are an integral part of the financial statements.

Comforce Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity
for the years ended December 31, 1996, 1995 and 1994 (in thousands, except share amounts)

                                                                                                                     Restricted
                                                                     Preferred Stock          Common Stock          Common Stock
                                                                   ----------------------------------------------------------------
                                                                    Shares     Amount      Shares      Amount    Shares     Amount
                                                                   -------    -------     ---------    ------   --------   --------
Balance at December 31, 1993                                         7,459    $17,273     3,162,772       $31
Net loss
ARTRA capital contributions
Lori preferred stock issued in exchange for
   ARTRA notes and advances                                          2,242      2,242
Common stock issued under terms of debt settlement agreement
   settlement agreement                                                                     100,000         1
Restricted common stock                                                                                          100,000      $(700)
Exercise of stock options and warrants                                                        2,500
Fractional shares purchased                                                                    (253)
                                                                   -------    -------     ---------     -----   --------   --------

Balance at December 31, 1994                                         9,701     19,515     3,265,019        32    100,000       (700)
Net earnings
Common stock issued as consideration for debt restructuring                                 150,000         2
Common stock issued as additional consideration for short-term
   borrowings                                                                               141,176         1
Common stock issued to pay liabilities                                                      115,098         1
Common stock sold through private placements                                              1,946,667        19
Common stock issued under compensation agreements with
   individuals to manage the Company's telecommunications and
   computer technical staffing services business                                          3,091,304        31
Common stock issued as additional consideration for Telecom
   purchase guarantee                                                                       350,000         3
Common stock issued as compensation for Telecom acquisition fees                            150,000         2
Common stock issued to ARTRA in exchange for the Company's
   entire preferred stock issue                                     (9,701)   (19,515)      100,000         1
Restricted common stock issued as additional consideration for
   short-term borrowings                                                                                        (100,000)       700
Liabilities assumed by ARTRA
Fractional shares purchased                                                                     (66)
                                                                   -------    -------     ---------     -----   --------   --------

Balance at December 31, 1995                                          --         --       9,309,198        92       --         --



                                                                        Additional                    Total
                                                                         Paid-in    Accumulated    Stockholders'
                                                                         Capital      Deficit        Equity
                                                                        --------      --------      -------
Balance at December 31, 1993                                             $60,680      $(69,424)      $8,560
Net loss                                                                                (9,537)      (9,537)
ARTRA capital contributions                                                4,000                      4,000
Lori preferred stock issued in exchange for
   ARTRA notes and advances                                                                           2,242
Common stock issued under terms of debt settlement agreement
   settlement agreement                                                      699                        700
Restricted common stock                                                                                (700)
Exercise of stock options and warrants                                        13                         13
Fractional shares purchased
                                                                        --------      --------      -------

Balance at December 31, 1994                                              65,392       (78,961)       5,278
Net earnings                                                                           (14,886)     (14,886)
Common stock issued as consideration for debt restructuring                  335                        337
Common stock issued as additional consideration for short-term
   borrowings                                                                229                        230
Common stock issued to pay liabilities                                       374                        375
Common stock sold through private placements                               5,820                      5,839
Common stock issued under compensation agreements with
   individuals to manage the Company's telecommunications and
   computer technical staffing services business                           2,844                      2,875
Common stock issued as additional consideration for Telecom
   purchase guarantee                                                        587                        590
Common stock issued as compensation for Telecom acquisition fees             251                        253
Common stock issued to ARTRA in exchange for the Company's
   entire preferred stock issue                                           19,514
Restricted common stock issued as additional consideration for
   short-term borrowings                                                                                 700
Liabilities assumed by ARTRA                                                 647                         647
Fractional shares purchased
                                                                        --------      --------      -------

Balance at December 31, 1995                                              95,993       (93,847)       2,238


Continued

Comforce Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity, Continued
for the years ended December 31, 1996, 1995 and 1994 (in thousands, except share amounts)

                                                                                                Series E              Series D
                                                                      Common Stock          Preferred Stock        Preferred Stock
                                                                  Shares        Amount     Shares      Amount      Shares     Amount
                                                               ------------    --------    ------      ------     --------    ------
Balance at December 31, 1995                                      9,309,198         $92
Quasi-Reorganization as of January 1, 1996
Exercise of stock options                                             4,500           1
Exercise of stock warrants                                          449,445           5
Issuance of Series E convertible preferred stock                                              8,871        $1
Conversion of Series E preferred to common stock                    887,100           9      (8,871)       (1)
Issuance of Series D senior convertible preferred stock                                                              7,002        $1
Issuance of Series F preferred stock
Common stock sold through private placement                         810,000           8
SEC registration fees
Common stock issued as consideration for the
        purchase of Force Five                                       27,398           1
Common stock issued as consideration for the
        purchase of AZATAR                                          243,211           2
Common stock issued as consideration for the purchase
        of Continental                                               36,800           1
Common stock issued to pay liabilities assumed by  ARTRA            137,500           1
Liabilities assumed by ARTRA
Common stock issued to management for anti-dilution provision       796,782           7
Net earnings
Dividends:
        Series E preferred stock
        Series D preferred stock
        Series F preferred stock
        Accretive dividend on Series F preferred stock
                                                               ------------    --------    ------      ------     --------    ------
                                                                 12,701,934        $127        --      $   --        7,002        $1
                                                               ============    ========    ======      ======     ========    ======
                                                                                                            Retained
                                                                   Series F                                 Earnings
                                                               Preferred Stock      Additional                Since       Total
                                                               ---------------       Paid-in   Accumulated  January 1, Stockholders'
                                                               Shares   Amount       Capital     Deficit      1996        Equity
                                                               ------   ------     ----------  -----------  ---------- -------------
Balance at December 31, 1995                                                          $95,993   $(93,847)                $2,238
Quasi-Reorganization as of January 1, 1996                                            (93,847)    93,847
Exercise of stock options                                                                  22                                23
Exercise of stock warrants                                                              2,041                             2,046
Issuance of Series E convertible preferred stock                                        4,635                             4,636
Conversion of Series E preferred to common stock                                           (8)
Issuance of Series D senior convertible preferred stock                                 6,415                             6,416
Issuance of Series F preferred stock                              33       $1           2,957                             2,958
Common stock sold through private placement                                             6,362                             6,370
SEC registration fees                                                                    (300)                             (300)
Common stock issued as consideration for the
        purchase of Force Five                                                            499                               500
Common stock issued as consideration for the
        purchase of AZATAR                                                              4,118                             4,120
Common stock issued as consideration for the purchase
        of Continental                                                                    574                               575
Common stock issued to pay liabilities assumed by  ARTRA                                  275                               276
Liabilities assumed by ARTRA                                                            3,318                             3,318
Common stock issued to management for anti-dilution provision                             534                               541
Net earnings                                                                                                  $1,352      1,352
Dividends:
        Series E preferred stock                                                                                 (18)       (18)
        Series D preferred stock                                                                                (280)      (280)
        Series F preferred stock                                                                                 (27)       (27)
        Accretive dividend on Series F preferred stock                                                           665       (665)

                                                                ----       ---        -------   --------      ------    -------
                                                                  33       $1         $34,253   $     --        $362    $34,744
                                                                ====       ===        =======   ========      ======    =======


The accompanying notes are an integral part of the financial statements.

Comforce Corporation and Subsidiaries
Consolidated Statements of Cash Flows
for the years ended December 31, 1996, 1995 and 1994 (in thousands)

                                                                                  1996        1995        1994
Cash flows from operating activities:
   Net income (loss)                                                            $  1,352    $(14,886)   $ (9,537)
   Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
                   Extraordinary gain from net discharge of indebtedness                      (6,657)     (8,965)
                   Provision for disposal of fashion costume jewelry business                  1,600
                   Depreciation of property, plant and equipment                     139         101         438
                   Amortization of excess of cost over net assets acquired           475         261       1,018
                   Impairment of goodwill                                                     12,930      10,800
                   Amortization of other assets                                                  374         648
                   Common stock compensation                                                   3,657
                   Allowance for doubtful accounts                                   212
                   Deferred taxes                                                   (189)
   Changes in assets and liabilities, net of the effects of
           acquisitions and the discontinued fashion costume
           jewelry business (in 1995 and 1994):
                   (Increase) decrease in receivables                            (10,500)        913       2,117
                   Decrease in receivable from ARTRA                                 400
                   Decrease in inventories                                                     2,105       1,098
                   Increase in prepaid expenses and other current assets             (59)        (56)
                   (Increase) decrease in other noncurrent assets                 (1,183)        170         153
                   Increase (decrease) in payables and accrued expenses            3,637      (2,127)       (513)
                   Decrease in income taxes                                          (60)
                   Decrease in other current and noncurrent
                           liabilities                                                          (408)       (468)
                                                                                --------    --------    --------
                                   Net cash used by operating activities          (5,776)     (2,023)     (3,211)
                                                                                --------    --------    --------

Cash flows from investing activities:
   Acquisition of COMFORCE Global, net of cash acquired                                       (5,580)
   Acquisition of Williams, RRA, Force Five, Continental and
           Azatar, net of cash acquired                                          (15,834)
   Additions to property, plant and equipment                                       (329)       (656)       (697)
   Increase in receivable from officers                                             (373)
   Payment of liabilities with restricted cash                                                   550        (550)
                                                                                --------    --------    --------
                                    Net cash used by investing activities        (16,536)     (5,686)     (1,247)
                                                                                --------    --------    --------


Continued

Comforce Corporation and Subsidiaries
Consolidated Statements of Cash Flows, Continued for the years ended December 31, 1996, 1995 and 1994 (in thousands)

                                                                                1996        1995        1994
Cash flows from financing activities:
   Payment of note payable                                                        (500)
   Net increase (decrease) in short-term debt                                                2,486        (138)
   Proceeds from line of credit                                                  4,750
   Repayment on line of credit                                                    (900)
   Proceeds from issuance of preferred stock                                    14,010
   Proceeds from exercise of stock options                                          23
   Proceeds from exercise of warrants                                            2,046
   Payment of registration costs                                                  (300)
   Dividends paid                                                                 (228)
   Proceeds from long-term borrowings                                                                    1,241
   Reduction of long-term debt                                                                (750)       (444)
   Proceeds from private placement of common stock                               6,370       5,839
   ARTRA capital contribution                                                                            1,500
   Notes and advances from ARTRA                                                                         2,531
   Other                                                                                                    11
                                                                              --------    --------    --------
                      Net cash from financing activities                        25,271       7,575       4,701
                                                                              --------    --------    --------
Increase (decrease) in cash and cash equivalents                                 2,959        (134)        243
Cash and cash equivalents, beginning of year                                       649         783         540
                                                                              --------    --------    --------
                      Cash and cash equivalents, end of year                  $  3,608    $    649    $    783
                                                                              ========    ========    ========

Supplemental cash flow information:
   Cash paid during the year for:
       Interest                                                               $    157    $    273    $    435

       Income taxes paid, net                                                      934           7          24
       Supplemental schedule of noncash investing and financing activities:
          Quasi-reorganization                                                 (93,848)
          Common stock issued in connection with acquisitions                    5,195         843
          Accretive dividend on preferred stock                                    665
          Common stock issued to settle liabilities                                550         374
          Amounts assumed by ARTRA                                               3,594
          Accrued dividends                                                         97
          Common stock issued as consideration for debt
                  restructuring and short-term loans                                           567
          ARTRA common stock issued to Lori's bank lender
                  under terms of the debt settlement agreement
                                                                                                         2,500
          Transfer New Dimensions assets, net of cash of $674 to Lori's bank lender under terms of the debt settlement agreement
                                                                                                         6,475
          Lori preferred stock issued in exchange for ARTRA notes
                  and advances                                                                           2,242



The accompanying notes are an integral part of the consolidated financial statements.

Comforce Corporation and Subsidiaries
Notes to Consolidated Financial Statements


1.   Basis of Presentation:

     COMFORCE Corporation ("COMFORCE" or the "Company"), formerly The Lori Corporation ("Lori"), is a provider of telecommunications and computer technical staffing and consulting services worldwide and maintains an extensive global database of technical specialists. As discussed in Note 4, in September 1995, the Company adopted a plan to discontinue its jewelry business ("Jewelry Business") conducted by its two wholly-owned subsidiaries, Lawrence Jewelry Corporation ("Lawrence") and Rosecraft, Inc. ("Rosecraft").

     Effective January 1, 1996, the Company effected a quasi-reorganization through the application of $93,847,000 of its $95,993,000 additional paid-in capital account to eliminate its accumulated deficit. The Company's Board decided to effect a quasi-reorganization given that the Company achieved profitability following its entry into the technical staffing business and discontinuation of its unprofitable Jewelry Business. The Company's accumulated deficit at December 31, 1995 is primarily related to the discontinued operations and is not, in management's view, reflective of the Company's current financial condition.

     ARTRA Group Incorporated ("ARTRA"), a public company whose shares are traded on the New York Stock Exchange, was formerly the Company's parent prior to October 17, 1995. At December 31, 1996, ARTRA owned less than 20% of the Company's stock. ARTRA owns its shares of Common Stock in the Company through a wholly-owned subsidiary, Fill-Mor Holding, Inc. ("Fill-Mor").

     On October 17, 1995, Lori acquired one hundred percent of the capital stock of COMFORCE Telecom Inc. ("COMFORCE Telecom"), formerly Spectrum Global Services, Inc., d/b/a Yield Global, a wholly-owned subsidiary of Spectrum Information Technologies, Inc. ("Spectrum"). In connection with the re-focus of Lori's business, Lori changed its name to COMFORCE Corporation. Since October 17, 1995, the Company has acquired a number of staffing and consulting business throughout the United States. See Note 3.


 2.  Summary of Significant Accounting Policies:

     Principles of Consolidation

     The consolidated financial statements include the accounts of COMFORCE Corporation, COMFORCE Telecom, Inc. COMFORCE Technical Services, Inc. ("CTS") and COMFORCE Information Technology, Inc. ("CIT"). All significant intercompany balances and transactions have been eliminated in consolidation.

     Revenue Recognition

     Revenue for providing staffing services is recognized at the time such services are rendered.

     Cash and Cash Equivalents

     Cash and cash equivalents include highly liquid short-term investments with an original maturity of three months or less. Cash equivalents consists primarily of money market funds.

     Accounts Receivable and Unbilled Accounts Receivable

     Accounts receivable consists of those amounts due to the Company for staffing services rendered to various customers. The Company's allowance for doubtful accounts was $213,000 as of December 31, 1996. Unbilled receivables consists of revenues earned and recoverable costs for which billings have not yet been presented to the customers as of the balance sheet date. Unbilled accounts receivable was $1,148,000 and $151,000 as of December 31, 1996 and 1995, respectively.

     Property and Equipment

     Property and equipment are stated at cost. Depreciation is provided primarily on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the life of the lease or of the improvement. Maintenance and repairs are charged to income as incurred and betterments that extend the useful life are capitalized. Upon retirement or sale, the cost and accumulated depreciation are eliminated from the respective accounts, and the gain or loss, if any, is included in income.

     If events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the long-lived asset, an impairment loss is recognized. To date, no impairment losses have been recognized.

     Intangibles

     The net assets of a purchased business are recorded at their fair value at the date of acquisition. At December 31, 1996, the excess of purchase price over the fair value of net assets acquired (primarily goodwill) is reflected as an intangible asset and amortized on a straight-line basis over a period of 20-40 years. (See Note 5.)

     The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through forecasted future operations. Impairment is evaluated by comparing future cash flows (undiscounted and without interest charges) expected to result from the use or sale of the asset and its eventual disposition, to the carrying amount of the asset. To date, no impairment losses have been recognized.

     Income Taxes

     The Company recognizes deferred income taxes for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense consists of the tax payable for the period and the change during the period in deferred tax assets and liabilities.

     Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to the realizability of accounts receivable, long-lived assets and deferred tax assets. Actual results could differ from those estimates.

     Fair Values of Financial Instruments

     Cash and cash equivalents and fixed rate debt obligations are reflected in the accompanying consolidated balance sheets at amounts considered by management to reasonably approximate fair value.

     Management is not aware of any factors that would significantly affect the value of these amounts.

     Accounting for Long-Lived Assets

     On January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is evaluated by comparing future cash flows (undiscounted and without interest charges) expected to result from the use or sale of the asset and its eventual disposition, to the carrying amount of the asset.

     Accounting for Stock-Based Compensation

     The Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), in 1996. As permitted by SFAS 123, the Company continues to measure compensation cost in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," but provides pro forma disclosures of net income and earnings per share as if the fair value method (as defined in SFAS 123) had been applied beginning in 1995.

     Earnings Per Share Calculation

     In February 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"), which establishes standards for computing and presenting earnings per share (EPS). SFAS No. 128 will be effective for financial statements issued for periods ending after December 15, 1997. Earlier application is not permitted. Management has not yet evaluated the effects of this change on the Company's financial statements.

     Reclassification

     Certain items in the 1995 financial statements have been reclassified to conform to the 1996 presentation.

 3.  Certain Acquisitions:

     On October 17, 1995, Lori acquired one hundred percent of the capital stock of COMFORCE Telecom. The price paid by the Company for the COMFORCE Telecom stock and related acquisition costs was approximately $6.4 million, net of cash acquired. This consideration consisted of cash to the seller of approximately $5.1 million, fees of approximately $950,000, including a fee of $750,000 to a related party, and 500,000 shares of the Company's common stock valued at $843,000 (at a price per share of $1.68) issued as consideration for various fees and guarantees associated with the transaction. The 500,000 shares issued by the Company consisted of (i) 100,000 shares issued to a then unrelated party for guaranteeing the purchase price to the seller, (ii) 100,000 shares issued to ARTRA, then the majority stockholder of the Company, in consideration of its guaranteeing the purchase price to the seller and agreeing to enter into the Assumption Agreement, (iii) 150,000 issued to two unrelated parties for advisory services in connection with the acquisition, and (iv) 150,000 shares issued to Peter R. Harvey, then a Vice President and director of the Company, for guaranteeing the payment of the purchase price to the seller and other guarantees to facilitate the transaction. Additionally, in conjunction with the COMFORCE Telecom acquisition, ARTRA agreed to assume substantially all pre-existing Lori liabilities and indemnify COMFORCE in the event any future liabilities arise concerning pre-existing environmental matters and business related litigation.

     COMFORCE Telecom provides telecommunications and computer technical staffing services worldwide to Fortune 500 companies and maintains an extensive, global database of technical specialists with an emphasis on wireless communications capability. The acquisition of COMFORCE Telecom was accounted for by the purchase method and, accordingly, the assets and liabilities of COMFORCE Telecom were included in the Company's financial statements at their estimated fair market value at the date of acquisition and COMFORCE Telecom's operations are included in the Company's statement of operations from the date of acquisition. (See Note 5.)

     The acquisition of COMFORCE was funded principally by private placements of approximately 1,950,000 shares of the Company's common stock at $3.00 per share plus detachable warrants to purchase approximately 970,000 shares of the Company's common stock at $3.375 per share. The warrants expire five years from the date of issue.

     On March 3, 1996, the Company acquired all of the assets of Williams Communications Services, Inc. ("Williams"), a regional provider of telecommunications and technical staffing services. The purchase price for the assets of Williams was $2 million with a four year contingent payout based on earnings of Williams. The value of the contingent payouts will not exceed $2 million, for a total purchase price not to exceed $4 million. The acquisition of Williams was accounted for by the purchase method and, accordingly, Williams' operations are included in the Company's statement of operations from the date of acquisition. (See Note 5.)

     On May 10, 1996, the Company purchased all of the stock of Project Staffing Support Team, Inc. and substantially all of the assets of RRA Inc. and Datatech Technical Services, Inc. (collectively, "RRA") for an aggregate purchase price of $5,100,000, plus acquisition costs and contingent payments payable over three years in an aggregate amount not to exceed $650,000. RRA is in the business of providing contract employees to other businesses. The Company's headquarters are located in Tempe, Arizona. The acquisition of RRA enables the Company, through its COMFORCE Technical Services, Inc. subsidiary ("CTS"), to provide specialists for supplemental staffing assignments as well as outsourcing and vendor-on-premises programs, primarily in the electronics, avionics, telecommunications and information technology business sectors. The acquisition was accounted for by the purchase method and, accordingly, its operations are included in the Company's statement of operations from the date of acquisition. (See Note 5.)

     Effective July 31, 1996, the Company purchased all of the stock of Force Five, Inc. ("Force Five") for an aggregate purchase price of $2,000,000, payable in $1,500,000 cash, and 27,398 shares of the Company's Common Stock valued at $500,000, plus a three-year contingent payout based on future earnings of Force Five in an aggregate amount not to exceed $2,000,000. Force Five, renamed COMFORCE Information Technologies, Inc. ("CIT"), located in Dallas, Texas, provides information technology consulting services to leading companies nationwide. The acquisition of Force Five was accounted for under the purchase method and, accordingly, Force Five's operations are included in the Company's statement of operations from the date of acquisition. (See Note 5.)

     On November 1, 1996, COMFORCE IT Acquisition Corp., a wholly-owned subsidiary of the Company, merged with Azatar Computer Systems, Inc. ("Azatar") pursuant to the terms of an Agreement and Plan of Reorganization entered into by such parties and W. Mark Holbrook, formerly the controlling stockholder of Azatar (the "Merger Agreement"). Under the terms of the Merger Agreement, the stockholders of Azatar received cash payments of $1.03 million, 243,211 shares of the Company's common stock valued at $4.12 million, and contingent payments payable over three years in an aggregate amount not to exceed $1.2 million payable in stock. Azatar is in the business of information technology consulting. The acquisition of Azatar was accounted for under the purchase method and, accordingly, Azatar's operations are included in the Company's statement of operations from the date of acquisition. (See Note 5.)

     On November 8, 1996, the Company, through its subsidiary, COMFORCE Telecom Inc., purchased, substantially all of the assets of Continental Field
     Services Corporation and its affiliate, Progressive Telecom, Inc., (collectively "Continental") for a purchase price of $4.425 million in cash, 36,800 shares of the Company's common stock valued at $575,000, and contingent payments payable over three years in an aggregate amount not to exceed $1.02 million. The acquisition of Continental was accounted for under the purchase method and, accordingly, Continental's operations are included in the Company's statement of operations from the date of acquisition. (See Note 5.)

     The aforementioned acquisitions were acquired through funding raised from the issuance of common stock, preferred stock and bank borrowings.

     The following unaudited proforma summary presents the consolidated results of operations as if the acquisition has occurred on January 1, 1995 and does not purport to be an indication of what would have occurred had the acquisition been made as of that date or of results which may occur in the future (in thousands).

                                                         Year Ended December 31,
                                                            1996         1995
                                                         (Unaudited) (Unaudited)

Revenue                                                  $   98,692    $ 91,571
Net income (loss) from continuing operations                  2,015      (1,934)
Loss from discontinued operations                              --       (17,211)
Extraordinary credits, net discharge of indebtedness           --         6,657
                                                         ----------    --------
Net income (loss)                                        $    2,015    $(12,488)
                                                         ==========    ========
Income (loss) per share from continuing operations       $      .07    $   (.22)
Income (loss) per share from discontinued operations                      (1.74)
Extraordinary credits                                                       .67
                                                         ----------    --------
Net income (loss) per share                              $      .07    $  (1.29)
                                                         ==========    ========

     The above proforma data assume the issuance of Series F preferred stock and the borrowing under the revolving line of credit to finance these transactions. Proforma adjustments include an interest cost increase of $96,000 in 1996, a reduction of interest expense of $126,000 in 1995, additional goodwill amortization of $290,000 and $619,000 in the 1996 and 1995 periods, respectively, and the related income tax effect.

 4.  Fixed Assets:

     Fixed assets consist of (in thousands):

                                                   Estimated
                                                  Useful Lives
                                                     in Years      1996   1995

Office equipment                                        3-5       $ 225    $ 97
Furniture, fixtures and vehicles                        3-7        592
Leasehold improvements                                  3-7         73
                                                                  -----    ----
                                                                    890      97
   Less, accumulated depreciation and amortization                 (146)     (7)
                                                                  -----    ----
                                                                  $ 744    $ 90
                                                                  =====    ====

     Depreciation expense was $139,000, $101,000 and $438,000 for the years ended December 31, 1996, 1995 and 1994, respectively.



 5.  Intangibles:

     Intangibles as of December 31, 1996 and 1995 consisted of (in thousands):

                                                   Estimated
                                                    Useful
                                                     Lives
                                                    in Years    1996       1995

Excess of cost over net assets acquired (goodwill)   20-40   $ 24,547    $4,852
Non-compete covenants                                  5          730
Other                                                  5            5
                                                               25,282     4,852
                                                             --------    ------
   Less accumulated amortization                                 (526)      (51)
                                                             --------    ------
                                                             $ 24,756    $4,801
                                                             ========    ======


Amortization expense was $475,000, $261,000 and $1,081,000 in the years ended December 31, 1996, 1995 and 1994, respectively.

 6.  Accrued Expenses:

     Accrued expenses consist of the following (in thousands):

                                                            1996          1995

Payroll and payroll taxes                                  $  969
Pension plan                                                  660
Vacation                                                      324
Professional fees                                             288           $320
Medical insurance                                             171
Management fees                                                              178
Other                                                         518            221
                                                           ------           ----
                                                           $2,930           $719
                                                           ======           ====


 7.  Income Taxes:

     The provision (benefit) for income taxes as of December 31, 1996 consists of (in thousands):

                                                         1996               1995
Current:
   Federal                                              $ 867
   State                                                  222                 35
Deferred                                                 (189)
                                                        -----               ----
                                                        $ 900               $ 35
                                                        =====               ====

     The 1995 and 1994 extraordinary credits represent net gains from discharge of bank indebtedness under the loan agreements of Lori and its discontinued fashion costume jewelry subsidiaries. No income tax expense is reflected in the Company's financial statements resulting from the extraordinary credits due to the utilization of tax loss carryforwards.

     The difference between the statutory Federal income tax rate and the effective income tax rate is reconciled as follows (in thousands):

                                                      1996     1995      1994

Statutory Federal tax rate provision (benefit)         $34.0    $(34.0)  $(34.0)
State and local taxes, net of Federal benefit            5.0       .3        .1
Current year tax loss not utilized                                4.7
Impairment of goodwill                                           30.0      38.6
Amortization of goodwill                                  .9       .6       3.6
Previously unrecognized benefit from utilizing tax
        loss carryforwards                                                 (8.2)
                                                       -----    -----    ------
                                                       $39.9    $ 1.6    $   .1
                                                       =====    =====    ======

     The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts that give rise to the deferred tax liabilities and deferred tax assets at December 31, 1996 and 1995 (in thousands) are as follows:

                                                          1996            1995
Deferred tax assets:
   Bad debt reserve                                     $     89
   Accrued liabilities and other                             189        $   800
   Net operating loss                                                    16,400
                                                        --------        --------
        Total deferred tax asset                             278         17,200
                                                        --------        --------
Deferred tax liability:
   Deductible intangibles                                     90
   Machinery and equipment                                                  100
                                                        --------        --------
        Total deferred tax liability                          90            100
                                                        --------        --------
   Valuation allowance                                                  (17,100)
                                                        --------        --------
        Net deferred tax asset                          $    188        $   --
                                                        ========        ========

     At December 31, 1995, the Company and its subsidiaries had Federal income tax loss carryforwards of approximately $42,000,000 available to be applied against future taxable income. As a result of the discontinuance of the Jewelry business it has been determined that the Company will be unable to utilize losses from those businesses in the future.

     In 1995, the Company recorded a valuation allowance with respect to the future tax benefits and the net operating loss reflected in deferred tax assets as a result of the uncertainty of their ultimate realization.

 8.  Debt:

     On July 22, 1996, the Company and certain subsidiaries entered into a $10 million Revolving Credit Agreement (the "Credit Agreement") with the Chase Manhattan Bank ("Chase") to provide working capital for the Company's operations. The Company, COMFORCE Telecom and COMFORCE Technical Services, Inc. are co-borrowers under the Credit Agreement and Project Staffing Support Team, Inc. ("PSST") is a guarantor of the obligations. Principal outstanding under the Credit Agreement is due June 30, 1998. Chase agreed to make revolving credit loans outstanding as prime rate loans or LIBOR loans, provided that, during the occurrence and continuance of an event of default, the Company and its subsidiaries could not elect, and Chase had no obligation to make, LIBOR loans. Interest on LIBOR loans is payable in the amount of the LIBOR rate plus 2.0% per annum. Interest on the prime rate loans is payable in the amount of Chase's prime rate as announced from time to time (8.25% at December 31, 1996). The amount outstanding at December 31, 1996 was $3,850,000. As of December 31, 1996, the Company was not in compliance with certain loan covenants. In March 1997, the Company repaid its debt to Chase in full. (See Note 20.)

     At December 31, 1995, notes payable and long-term debt (in thousands) consisted of:

                                                                 Year Ended December 31,
                                                                 -----------------------
                                                                    1996        1995
Outstanding debt:
   Revolving credit borrowings                                    $ 3,850
   Amount due to a former related party, interest at
       the prime rate plus 1%                                                $   750
   Accounts receivable credit facility, discontinued operations                1,535
   Other, interest principally at 15%                                          1,736
Less:
   Liabilities to be assumed by ARTRA                                         (1,986)
   Liabilities included with discontinued operations                          (1,535)
                                                                   -------   -------
                                                                   $ 3,850   $   500
                                                                   =======   =======

     As discussed in Note 11, ARTRA, Fill-Mor, Lori and Lori's fashion costume jewelry subsidiaries entered into an agreement with Lori's bank lender to settle obligations due the bank. As partial consideration for the debt settlement agreement the bank received a $750,000 Lori note payable due March 31, 1995.

     The $750,000 note due the bank was paid and the remaining indebtedness of Lori and Fill-Mor was discharged, resulting in an additional extraordinary gain to Lori of $6,657,000 in 1995. The $750,000 note payment was funded with the proceeds of a $850,000 short-term loan from a former director of the Company. The loan provided for interest at the prime rate plus 1%. As consideration for assisting with the debt restructuring, the former director received 150,000 shares of the Company's common stock valued at $337,500 ($2.25 per share) based upon the closing market value on March 30, 1995. The $337,500 represented additional compensation for debt restructuring and, as such, was charged against the extraordinary gain from debt restructuring in 1995. The principal amount of the loan was reduced to $750,000 at July 31, 1995. The remaining loan principal was not repaid on its scheduled maturity date of July 31, 1995. Per terms of the loan agreement, the former director received an additional 50,000 of the Company's common stock as compensation for the non-payment of the loan at its originally scheduled maturity. The additional 50,000 shares at a value of approximately $82,000 has been charged to interest expense in 1995. At December 31, 1995, the $750,000 note was classified in the Company's consolidated balance sheet as liabilities to be assumed by ARTRA. The loan was paid in full in March 1996 by ARTRA pursuant to the assumption agreement as discussed in Note 9.

     During the second and third quarters of 1995, Lori entered into a series of agreements with certain unaffiliated lenders that provided for short-term loans with interest at 15%. As additional compensation certain lenders received an aggregate of 91,176 shares of the Company's common stock valued at approximately $149,000 (which amount was included in interest expense in 1995) and certain lenders received warrants to purchase an aggregate of 195,000 shares of the Company's common stock at prices ranging from $2.00 per share to $2.50 per share, the fair market value at the dates of grant. The warrants expire five years from the date of issue. The proceeds from these loans were used to fund the September $500,000 down payment on the COMFORCE Global acquisition, with the remainder used to fund working capital requirements of the Company's discontinued Jewelry Business. At December 31, 1995, short-term loans with an aggregate principal balance of $1,236,000 were classified in the Company's consolidated balance sheet as liabilities to be assumed by ARTRA.

     In August 1995, Lori obtained a credit facility for the factoring of the accounts receivable of its discontinued Jewelry Business. The credit facility provides for advances of 80% of receivables assigned, less allowances for markdowns and other merchandise credits. The factoring charge, a minimum of 1.75% of the receivables assigned, increased on a sliding scale if the receivables assigned were not collected within 45 days. Borrowings under the credit facility were collateralized by the accounts receivable, inventory and equipment of Lori's discontinued fashion costume jewelry subsidiaries and guaranteed by Lori. At December 31, 1995, outstanding borrowings under this credit facility of $1,535,000, along with other net liabilities of the discontinued Jewelry Business, were classified in the Company's consolidated balance sheet as liabilities to be assumed by ARTRA and net liabilities of the discontinued Jewelry Business.

     In 1996, ARTRA completed the assumption of the agreed upon recorded liabilities (see Note 9).



 9.  Liabilities to be Assumed by ARTRA Group Incorporated:

     Under the Assumption Agreement between ARTRA and the Company in October 1995 (the "Assumption Agreement") entered into in connection with the COMFORCE Telecom acquisition (see Note 3), ARTRA agreed to assume substantially all pre-existing Lori liabilities and indemnify COMFORCE in the event any future liabilities arise concerning pre-existing environmental matters and business related litigation. Additionally, ARTRA agreed to acquire all of the assets and assume all liabilities of the Company's discontinued Jewelry Business aggregating a net liability of $4,240,000 as of December 31, 1995. In April 1996, ARTRA sold the business and certain assets of the Jewelry Business.

     At December 31, 1995, liabilities to be assumed by ARTRA and net liabilities of the discontinued Jewelry Business (in thousands) consist of:

Current:
   Liabilities to be assumed by ARTRA
   Notes payable                                                          $1,986
   Court ordered payments                                                    990
   Accrued expenses                                                          349
                                                                          ------
                                                                           3,325
Net liabilities of the discontinued Jewelry Business                         374
                                                                          $3,699
                                                                          ======
Noncurrent:
   Liabilities to be assumed by ARTRA Court ordered payments              $  541
                                                                          ======

     As of December 31, 1996, ARTRA paid or assumed all of the above liabilities. ARTRA continues to assume certain contingent liabilities relating to outstanding litigation (see Note 16).

     On December 19, 1996, the Company and ARTRA agreed to settle various differences in the interpretation of the Assumption Agreement dated October 1995. In addition, ARTRA has agreed to deposit into an escrow account 125,000 shares of COMFORCE common stock to collateralize its obligation with respect to (1) a warrant to a lender to purchase 50,000 shares of common stock at $5 per share with a put option for $500,000, which the Company and ARTRA believe is no longer effective, (2) potential liability for clean-up costs, if any, or other damages in connection with the Gary, Indiana site as discussed in Note 16, and (3) the remaining assumed liabilities of the jewelry operations of $350,000 due to certain creditors.

10.  Discontinued Operations:

     In September 1995, the Company adopted a plan to discontinue its Jewelry Business. A provision of $1,000,000 was recorded in September 1995 and an additional provision of $600,000 was recorded during the fourth quarter of 1995 for the estimated costs to complete the disposal of the Jewelry Business. The Jewelry Business was disposed of in 1996 with no cost to the Company.

     The Company's 1995 consolidated financial statements have been reclassified to report separately results of operations of the discontinued Jewelry Business. Additionally, in conjunction with the Comforce Telecom acquisition (see Note 3), ARTRA agreed to assume substantially all pre-existing liabilities of the Company and its discontinued Jewelry Business and indemnify Comforce in the event any future liabilities arise concerning pre-existing environmental matters and business related litigation. Accordingly, the Company's 1995 consolidated balance sheet has been reclassified to report separately the remaining net liabilities to be assumed by ARTRA, including net liabilities of the discontinued Jewelry Business. (See Note 9.)

     The operating results of the discontinued Jewelry Business for the years ended December 31, 1995 and 1994 (in thousands) consists of:

                                                        Year Ended December 31,
                                                        ------------------------
                                                          1995           1994

Net sales                                               $ 10,588       $ 34,431
                                                        ========       ========
Loss from operations before income taxes                $(15,606)      $(16,210)
Provision for income taxes                                    (5)           (10)
                                                        --------       --------
Loss from operations                                     (15,611)       (16,220)
                                                        --------       --------

Provision for disposal of business                        (1,600)
Provisions for income taxes
                                                        --------       --------
Loss on disposal of business                              (1,600)
                                                        --------       --------
Loss from discontinued operations                       $(17,211)      $(16,220)
                                                        ========       ========

11.  Extraordinary Gains Related to Discontinued Operations:

     In accordance with the terms of the debt settlement agreement, borrowings due a bank under the loan agreements of Lori and its fashion costume jewelry subsidiaries and Fill-Mor (approximately $25,000,000 as of December 23, 1994), plus amounts due the bank for accrued interest and fees, were reduced to $10,500,000 (of which $7,855,000 pertained to Lori's obligation to the bank and $2,645,000 pertained to Fill-Mor's obligation to the bank). Upon the satisfaction of certain conditions of the Amended Settlement Agreement in March 1995, the balance of this indebtedness was discharged. (See Note 12.)

     The Company recognized an extraordinary gain of $8,965,000 ($2.81 per share) in December 1994 as a result of the reduction of amounts due the bank under the loan agreements of Lori and its operating subsidiaries and Fill-Mor to $10,500,000 (of which $7,855,000 pertained to Lori's obligation to the bank and $2,645,000 pertained to Fill-Mor's obligation to the bank) as of December 23, 1994. The 400,000 shares of ARTRA common stock issued as consideration for the debt settlement agreement (with a fair market value of $2,500,000 based upon the closing market price on the date of issue) were contributed by ARTRA to Lori's capital account. The extraordinary gain was calculated (in thousands) as follows:

Amounts due the bank under loan agreements of Lori and its fashion
     costume jewelry subsidiaries                                            $ 22,749
Less, amounts due the bank at December 29, 1994                                (7,855)
                                                                             --------
Bank debt discharged                                                           14,894
Accrued interest and fees discharged                                            3,635
Other liabilities discharged                                                    1,985
Less consideration to the bank per terms of the amended
    settlement agreement
        Cash                                                                   (1,900)
        ARTRA common stock (400,000 shares)                                    (2,500)
        New Dimensions assets assigned to the bank at estimated fair value     (7,149)
                                                                             --------
            Net extraordinary gain                                           $  8,965
                                                                             ========

     On March 31, 1995, the $750,000 note due the bank was paid and the remaining indebtedness of Lori and Fill-Mor was discharged, resulting in an additional extraordinary gain to the Company of $6,657,000 ($1.45 per share) in the first quarter of 1995. The $750,000 note payment was funded with the proceeds of a $850,000 short-term loan from a former director of the Company. As consideration for assisting in the debt restructuring, the former director received 150,000 shares of the Company's common stock valued at $337,500 ($2.25 per share) based upon the Company's closing market value on March 30, 1995. The first quarter 1995 extraordinary gain was calculated (in thousands) as follows:

Amounts due the bank under loan agreements of Lori and its
        operating subsidiaries                                          $ 7,855

Less, amounts due the bank applicable to Lori                              (561)
                                                                        -------
Bank debt discharged                                                      7,294
Less fair market value of the Company's common stock issued as
        consideration for the debt restructuring                           (337)
Other fees and expenses                                                    (300)
                                                                        -------

Net extraordinary gain                                                  $ 6,657
                                                                        =======

12.  Related Party Transactions:

     During 1996, the Company made loans of $367,000 in the aggregate to Michael Ferrentino, the President and a Director of the Company, Christopher P. Franco, an Executive Vice President of the Company, Kevin W. Kiernan, an employee of the Company, and James L. Paterek, a consultant to the Company, to cover their tax liabilities resulting from the issuance of the Company's common stock to them as inducements to direct the Company's entry into the technical staffing business. Of this amount, $55,000 was advanced in 1995, $38,000 was advanced in February 1996, $238,000 was advanced in April 1996, and $36,000 was advanced in July 1996. Yield Industries, Inc., a corporation wholly-owned by Messrs. Paterek and Ferrentino, earned a delivery fee of $750,000 in connection with the Company's acquisition of COMFORCE Telecom, $250,000 of which was paid in 1995 and the balance of which was paid in 1996.

     The Company paid L.H. Friskoff & Company, a certified public accounting firm at which Richard Barber, a Director of the Company, is a partner, approximately $104,000 in fees during 1996 for tax-related advisory services.

     Effective July 4, 1995, Lori's management agreed to issue up to a 35% common stock interest in the Company to certain individuals to manage the Company's entry into the technical staffing business (approximately 3,888,000 after certain anti-dilutive provisions). In October 1995, the Company issued approximately 3,100,000 shares of its common stock to such individuals. The remaining common shares due these individuals were issued in 1996 after shareholder approval of an increase in the Company's authorized common shares. The Company recognized a non-recurring compensation charge of $3,425,0000 in 1995 related to the issuance of this stock since these stock awards were 100% vested when issued, and were neither conditioned upon these individuals' service to the Company as employees nor the consummation of the COMFORCE Telecom's acquisition. The cost of the remaining common shares of $500,000 is classified in the Company's consolidated balance sheet at December 31, 1995 as obligations expected to be settled by the issuance of common stock, and is classified as equity as of December 31, 1996.

     In conjunction with an agreement (see Note 11) to settle borrowings due a bank under the loan agreements of Lori and its fashion costume jewelry subsidiaries and Fill-Mor, ARTRA entered into a $1,850,000 short-term loan agreement with a non-affiliated corporation, the proceeds of which were advanced to Lori and used to fund amounts due Lori's bank. The loan, due June 30, 1995, was collateralized by 100,000 shares of Lori common stock. These 100,000 Lori common shares, originally issued to the bank under terms of the August 18, 1994 Settlement Agreement, were carried in the Company's consolidated balance sheet at December 31, 1994 as restricted common stock. In August 1995, the loan was extended until September 15, 1995 and the lender received the above mentioned 100,000 Lori common shares as consideration for the loan extension. The loan was repaid by ARTRA in February, 1996. Accordingly, the carrying value of these 100,000 Lori common shares was transferred to ARTRA as reduction of amounts due to ARTRA.

     In the fourth quarter of 1995, ARTRA agreed to exchange its interest in the entire issue of the Company's Series C cumulative preferred stock for 100,000 newly issued shares of the Company's common stock. During 1995, ARTRA received $399,000 of advances from the Company. In 1996, the Company advanced ARTRA an additional $54,000. ARTRA repaid the above advances and paid down $647,000 of the pre-existing Lori liabilities it assumed in conjunction with the COMFORCE Global acquisition as discussed in Note 9. The $399,000 advance to ARTRA and the $647,000 payment on pre-existing Lori liabilities made by ARTRA have been classified in the Company's consolidated financial statements at December 31, 1995 as amounts receivable from ARTRA.

     Through 1995, ARTRA had provided certain financial, accounting and administrative services for the Company's corporate entity. Additionally, the Company's corporate entity had leased its administrative office space from ARTRA. During 1995 and 1994, fees for these services amounted to $91,000 and $151,000, respectively.

     During 1994, ARTRA made net advances to Lori of $2,531,000. The advances consisted of a $1,850,000 short-term note with interest at 10%, the proceeds of which were used to fund the $1,900,000 cash payment to the bank in conjunction with the Amended Settlement Agreement with Lori's bank lender, and certain non-interest bearing advances used to fund Lori working capital requirements.

     Effective December 29, 1994, ARTRA exchanged $2,242,000 of its notes and advances for additional Lori Series C preferred stock. Additionally, the August 18, 1994 Settlement Agreement required ARTRA to contribute cash of $1,500,000 and ARTRA common stock with a fair market value of $2,500,000 to Lori's capital account.

13.  Equity:

     In March 1996, 4,500 stock options were exercised at an average price of $5 per share.

     In April 1996, 301,667 warrants were exercised at an average price of $3.12 per share.

     In April 1996, in conjunction with the purchase of RRA, the Company sold 8,871 shares of Series E Preferred Stock at a selling price of $550 per share for 8,470 shares and $750 per share for 401 shares. Each share of Series E Preferred Stock will be automatically converted into 100 shares of common stock on the date the Company's Certificate of Incorporation is amended so that the Company has a sufficient number of authorized and unissued shares of common stock to effect the conversion and any accrued and unpaid dividends have been paid in full. Holders of shares of Series E Preferred Stock are entitled to dividends equal to those declared on the common stock, or if no dividends are declared on the common stock, nominal cumulative dividends payable only if the Series E Preferred Stock fails to be converted into common stock by September 1, 1996. The Series E Preferred Stock has a liquidation preference of $100 per share ($887,100 in the aggregate for all outstanding shares). Effective as of October 28, 1996, each share of Series E Preferred Stock was automatically converted into 100 shares of common stock.

     In May 1996, the Company sold 7,002 shares of Series D Preferred Stock at a selling price of $1,000 per share. The holder of each share of Series D Preferred Stock has the right to convert such shares into 83.33 fully paid and nonassessable shares of common stock at any time subsequent to the date the Company's Certificate of Incorporation is amended so that the Corporation has sufficient number of authorized and unissued common stock to effect the conversion. Holders of the shares of Series D Preferred Stock are entitled to cumulative dividends of 6% per annum, payable quarterly in cash on the first day of February, May, August and November in each year. The Series D Preferred Stock has a liquidation preference of $1,000 per share ($7,002,000 in the aggregate for all outstanding shares).

     In May 1996, 16,667 warrants were exercised at an average price of $3.38 per share.

     In July 1996, the Company issued 137,500 shares of common stock to pay certain liabilities.

     In August 1996, 20,000 warrants were exercised at an average price of $2.00 per share.

     In  September   1996,   27,398   common   shares  were  issued  as  partial
     consideration for the purchase of Force Five. (See Note 3.)

     On October 25, 1996, the Board authorized the issuance of up to 10,000 shares of Preferred Stock, par value $0.01 per share, designated the Series F Convertible Preferred Stock ("Series F Preferred Stock"). As subsequently modified by agreement of the Company and the holders, each share of Series F Preferred Stock will, (i) at the option of the holder or (ii) automatically on the second anniversary of the date of issuance, be converted into such number of shares of Common Stock determined by dividing $1,000 plus all accrued, unpaid dividends thereon by the per share conversion price. The conversion price is 83% of the average closing bid price of the Common Stock for the five trading days immediately preceding the conversion date, subject to certain limitations. Holders of shares of Series F Preferred Stock are entitled to cumulative dividends of 5% per annum, payable quarterly on the first day of March, June, September, and December in each year, payable in cash or Common Stock (valued at the closing price on the date of declaration), at the Company's election. The Series F Preferred Stock has a liquidation preference over the Common Stock in the event of any liquidation or sale of the Company. Except as otherwise provided by law, the holders of Series F Preferred Stock will not be entitled to vote. As of December 31, 1996, there were 3,250 shares of Series F Preferred Stock outstanding. The Company recorded an accretive dividend on Series F Preferred Stock related to the discount noted above of $665,000.

     In connection with the sale of the Series F Preferred Stock, the Company issued warrants to purchase 15,000 shares of Common Stock at an exercise price of $24.00 per share as a placement fee, which warrants expire in October 1998.

     At the Company's annual meeting held on October 28, 1996, the Company's stockholders ratified or approved, among other matters, (i) the Company's issuance of 3,091,302 shares of its common stock and its agreement to issue 796,782 additional shares to certain individuals in consideration of their agreement to direct the Company's entry into the technical staffing business; (ii) the Company's entering into the technical staffing business and exiting the fashion jewelry business and transactions related thereto, including (a) its acquisition of all of the capital stock of Spectrum Global Services, Inc. (formerly d/b/a/Yield Global and, following its acquisition by the Company, renamed COMFORCE Telecom, Inc.), (b) its issuance of 1,946,667 shares of its common stock plus detachable warrants to purchase 973,333 shares of its common stock in a private placement, (c) its issuance of 100,000 shares and 150,000 shares, respectively, of its common stock to ARTRA, and Peter R. Harvey, formerly a director of the Company, in consideration of their guarantees in connection with the transactions, (d) its exchange of 100,000 shares of its common stock to ARTRA for the 9,701 shares of the Company's Series C Preferred Stock held by ARTRA, and (e) its disposition of its discontinued fashion jewelry operations; (iii) an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of the Company's capital stock from 10,000,000 shares to 100,000,000 shares of common stock and from 1,000,000 shares to 10,000,000 shares of Preferred Stock (upon which approval, the 8,871 shares of Series E Preferred Stock which were outstanding automatically converted to 8,871,000 shares of common stock);
     (iv) an amendment to the Company's Certificate of Incorporation to eliminate cumulative voting; (v) and to amend the Company's Long-Term Stock Investment Plan (a) to increase the maximum number of shares which may be issued under such Plan from 1,500,000 to 4,000,000 shares, (b) the grant of options to non-employee directors, and (c) in various other respects, principally designed to permit the Plan administrator additional flexibility in structuring option grants.

     In November 1996, 111,111 warrants were exercised at a price of $9 per share.

     In November 1996, the Company issued 243,211 shares and 36,800 shares as partial consideration for the purchase of Azatar Computer Systems, Inc. and Continental Field Services, Inc.

     Effective December 26, 1996, the Company sold 460,000 shares of its Common Stock, together with a related payment right, for $3.5 million. This payment right requires the Company to make a payment to the investors in either cash or Common Stock, at the Company's option, equal to the amount, if any, by which $10.00 per share exceeds the average closing bid price for the ten trading days prior to a specified payment date (not later than April 1, 1997). See Note 20 for additional rights given to these holders of Common Stock.

     In addition, effective December 26, 1996, the Company sold 350,000 shares of its Common Stock, together with a related payment right, for $3.5 million. This payment right requires the Company to make a payment to the investors in either cash or Common Stock, at the Company's option, equal to the amount, if any, by which $12.05 per share exceeds the average closing bid price for the ten trading days prior to a specified payment date (not later than May 1, 1997). In lieu of this amount, a payment of $2.05 per share will be payable if, among other things, as of April 1, 1997, such average trading price is between $10.00 and $15.00 and the Company's daily trading volume does not meet specified levels.

     In connection with this private placement of Common Stock, the Company issued warrants to purchase 198,928 shares of Common Stock at $19 per share which expire on December 26, 1999. In addition, the Company paid a placement fee of 8,000 shares of Common Stock and warrants to purchase 25,000 shares of Common Stock at $14.25 per share (market price) which expire on December 26, 1999.

     The Company's Series C cumulative preferred stock, which was owned in its entirety by ARTRA, accrued dividends at the rate of 13% per annum on its liquidation value. Book value and accumulated dividends of $7,011,000 on this stock aggregated $19,515,000 at December 31, 1994. In the fourth quarter of 1995, ARTRA agreed to exchange its Series C cumulative preferred stock for 100,000 newly issued shares of the Company's common stock.

14.  Earnings Per Share:

     Earnings per common share is computed by dividing net earnings available for common shareholders, by the weighted average number of shares of common stock and common stock equivalents (stock options and warrants), outstanding during each period. Common stock equivalents relate to outstanding stock options and warrants. For this computation, shares of the Series F Preferred Stock are anti-dilutive and as such are not considered common stock equivalents for this calculation. The shares of Series D Preferred Stock are not considered common stock equivalents and are excluded from primary earnings per share. The dividends accrued or paid on the Series D Preferred Stock of $175,000, Series E Preferred Stock of $18,000, Series F Preferred Stock of $27,000, and accretive dividends on Series F Preferred Stock of $665,000, have been deducted for computing earnings available to common shareholders. Fully diluted earnings per share have not been presented as the result is anti-dilutive or does not differ from primary earnings per share. Primary earnings per share is calculated as follows (in thousands):

                                                       1996       1995        1994
Earnings (loss) available for common shareholders   $    362  $ (14,886)  $  (9,537)
                                                    ========   ========    ========
Weighted average number of shares outstanding
        for the period                                11,049      4,596       3,195
Dilutive effect of common stock equivalents            1,942
                                                    --------   --------    --------
                                                    $ 12,991   $  4,596    $  3,195
                                                    ========   ========    ========
Primary earnings (loss) per share                   $    .03   $  (3.24)   $  (2.99)
                                                    ========   ========    ========


15.  Stock Options and Warrants:

     Long-Term Stock Investment Plan

     On December 16, 1993,  Lori's  stockholders  approved the  Long-Term  Stock
     Investment Plan (the "1993 Plan"), effective January 1, 1993, which authorizes the grant of options to purchase the Company's common stock to executives, key employees and non-employee consultants and agents of the Company and its subsidiaries. The 1993 Plan authorizes the awarding of Stock Options, Incentive Stock Options and Alternative Appreciation Rights. The 1993 Plan reserved 1,500,000 shares of the Company's common stock for grant on or before December 31, 2002. In October 1996, the Stock Option Plan was amended to allow for the issuance of an additional 2,500,000 options under the plan for a total of 4,000,000 shares.

     Incentive Stock Option Plan

     Options to purchase common shares of the Company have been granted to certain officers and key employees under the 1982 Incentive Stock Option Plan (the "Plan"), which initially reserved 250,000 shares of the Company's common stock. On December 19, 1990, the Company's stockholders approved an increase in the number of shares available for grant under the plan to 500,000. The plan expired in 1992.

     Summary of Options

     A summary of stock option transactions for the year ended December 31, 1996 is as follows:

                                                                  1996                   1995                     1994
        Outstanding at January 1,
                Shares                                         1,541,378               959,378                 1,098,544
                Prices                                      $1.125 to $6.75         $1.125 to $5.00        $1.125 to $12.19


        Options granted:
                Shares                                         1,120,275               601,250                      --
                Price                                       $6.75 to $27.00         $6.00 to $6.75                  --


        Options exercised:
                Shares                                         (4,500)                    --                     (2,500)
                Price                                           $5.00                     --                      $5.00


        Options cancelled:
                Shares                                       (565,628)                 (19,250)                  (136,666)
                Price                                          $1.125               $3.125 to $5.00          $3.125 to $12.19


    Outstanding at December 31, 1996:
                Shares                                         2,091,525               1,541,378                  959,378
                                                               =========               =========                  =======
                Price                                      $1.125 to $22.75         $1.125 to $6.75           $1.125 to $5.00


        Options exercisable at December 31, 1996               1,537,500                945,128                  940,710
                                                               =========                =======                  =======


        Options available for future grant at
                December 31, 1996                              778,475
                                                               =======


     Approximately 555,628 of the options shown as cancelled were exercisable as of December 31, 1995 at an exercise price of $1.125 per share. The Company maintains that these options terminated in 1996. The former option holders maintain that these options continue to be exercisable. The Company is attempting to resolve this dispute.

     Warrants

     On November 23, 1988, Lori issued warrants to purchase 25,000 of its common shares, at $4.00 per share, to an investment banker as additional compensation for certain financial and advisory services. During 1993, the warrant holder exercised warrants to purchase 8,750 shares of the Company's common stock. At December 31, 1995, such warrants to purchase 16,250 shares of the Company's common stock at $4.00 per share remained outstanding.

     Principally during the second and third quarters of 1995, Lori entered into a series of agreements with certain unaffiliated investors that provided for $1,800,000 of short-term loans that provide for interest at 15%. As additional compensation certain lenders received an aggregate of 91,176 Lori common shares and certain lenders received warrants to an aggregate of 195,000 shares of the Company's common stock at prices ranging from $2.00 per share to $2.50 per shares, the fair market value at the dates of grant. The warrants expire five years from the date of issue.

     The acquisition of COMFORCE Telecom was funded principally by private placements of approximately 1,950,000 of the Company's common shares at $3.00 per share (total proceeds of approximately $5,800,000) plus detachable warrants to purchase 973,333 Lori common shares at $3.375 per share. In 1996, 36,667 warrants were exercised for $98,751. The warrants expire five years from the date of issue.

     In April 1996, the Company amended the warrants included above held by two stockholders to purchase 301,667 shares of the Company's Common Stock at exercise prices ranging from $2.125 to $3.375 per share to permit immediate exercise and to provide for the issuance of supplemental warrants to purchase 301,667 at an exercise price of $9.00 per share (market value) for each warrant exercised on or before April 12, 1996. Warrants to purchase all 301,667 shares were exercised in April 1996. The Company used the proceeds from the exercise of the warrants for working capital purposes.

     In connection with the sale of the Series F Preferred Stock, the Company issued warrants to purchase 15,000 shares of Common Stock at an exercise price of $24.00 per share as a placement fee, which warrants expire in October 1998.

     On December 26, 1996, the Company sold 810,000 shares through a private placement. In connection with this private placement of common stock, the Company issued warrants to purchase 198,928 shares of common stock at $19 per share which expire on December 26, 1999 In addition, the Company paid a placement fee of 8,000 shares of common stock and warrants to purchase 25,000 shares of common stock at $14.25 per share (market price) which expire on December 26, 1999.

     At December 31, 1996 and 1995, total warrants were outstanding to purchase a total of 1,371,844 and 1,184,583 of the Company's common shares at prices ranging from $2.00 per share to $24.00 per share. The warrants expire three to five years from the date of issue at various dates through 1999.

     As discussed in Note 1, the Company has applied the disclosure-only provision SFAS 123. Had compensation cost been determined based on the fair value at the grant date consistent with the provisions of SFAS 123, the Company's net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below for the years ended December 31, 1996 and 1995:

                                                      1996             1995
                                                (in thousands)    (in thousands)

Net income (loss) attributable to common
        shareholders as reported                  $      362        $  (14,886)
                                                  ==========        ==========
Pro forma (loss)                                  $   (1,898)       $  (16,010)
                                                  ==========        ==========
Earnings (loss) per share as reported             $      .03        $    (3.24)
                                                  ==========        ==========
Pro forma                                         $     (.17)       $    (3.48)
                                                  ==========        ==========


     The weighted average fair value of each option has been estimated on the date of grant using the Black-Scholes options pricing model with the following weighted average assumptions used for grants in 1996 and 1995, respectively: no dividend yield; expected volatility of 60%; risk-free interest rate (ranging from 5.25% - 6.64%); and expected lives ranging from approximately 4.5 to 5.5 years. Weighted averages are used because of varying assumed exercise dates.

     A summary of the status of the Company's stock option plans as of December 31, 1996 and 1995, and changes during the years ended on those dates is presented below (shares in thousands):

                                                                    December 31, 1996        December 31, 1995
                                                                   -------------------      --------------------
                                                                               Weighted                 Weighted
                                                                                Average                  Average
                                                                               Exercise                 Exercise
                                                                   Shares       Price       Shares       Price
                                                                   ------       -----       ------       -----
Outstanding at beginning of year                                  1,541,378    $  3.24      959,378    $  1.21
        Granted                                                   1,120,275       9.35      601,250       6.48
        Exercised                                                    (4,500)      5.00
        Canceled                                                   (565,628)      1.13      (19,250)      5.00
                                                                -----------             -----------
Outstanding at end of year                                        2,091,525       7.08    1,541,378       3.24
                                                                ===========             ===========

Options exercisable at year end                                   1,537,500                945,128
                                                                ===========             ===========
Weighted average fair value of options granted during the year  $     4.37              $     2.38
                                                                ===========             ===========

     The following table summarizes information about stock options outstanding at December 31, 1996 (shares in thousands):

                                Weighted
                                average    Weighted                  Weighted
       Range of                Remaining    Average                   Average
       Exercise     Shares    Contractual  Exercise      Shares     Exercisable
        Prices    Outstanding     Life       Price     Exercisable     Price

          $1              360      6        $   1           360    $      1
          $3               10      6            3            10           3
       $6 to $7         1,431      9            7         1,138           7
      $10 to $12           56      9           12
      $17 to $19          152      9           18            30          17
      $22 to $27            4      9           26
      $14 to $17           79      9           16
                  ------------  -------   -------     ----------  --------
       $1 to $27        2,092      9            7         1,538           6


16.  Litigation:

     Prior to its entry into the Jewelry Business in 1985, the Company operated in excess of 20 manufacturing facilities for the production of, inter alia, photocopy machines, photographic chemical and paper coating. These operations were sold or discontinued in the late 1970s and early 1980s. Certain of these facilities may have used and/or generated hazardous materials and may have disposed of the hazardous substances, particularly before the enactment of laws governing the safe disposal of hazardous substances, at an indeterminable number of sites. Although the controlling stockholders and current management had no involvement in such prior manufacturing operations, the Company could be held to be responsible for clean-up costs if any hazardous substances were deposited at these manufacturing sites, or at off-site waste disposal locations, under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), or under other Federal or state environmental laws now or hereafter enacted. However, except for the Gary, Indiana site described below, the Company has not been notified by the Federal Environmental Protection Agency (the "EPA") that it is a potentially responsible-party for, nor is the Company aware of having disposed of hazardous substances at, any site.

     In December 1994, the Company was notified by the EPA that it is a potentially responsible party under CERCLA for the disposal of hazardous substances at a site in Gary, Indiana. The alleged disposal occurred in the mid-1970s at a time when the Company conducted operations as APECO Corporation. In this connection, in December 1994, the Company was named as one of approximately 80 defendants in a case brought in the United States District Court for the Northern District of Indiana by a group of 14 potentially responsible parties who agreed in a consent order entered into with the EPA to clean up this site. The plaintiffs have estimated the cost of cleaning up this site to be $45 million and have offered to settle the case with the Company for $991,445. This amount represents the plaintiffs' estimate of the Company's pro rata share of the clean-up costs. At the direction of ARTRA, which, as described below, is contractually obligated to the Company for any environmental liabilities, the Company declined to accept this settlement proposal, which was subsequently withdrawn.

     The evidence produced by the plaintiffs to date is the testamentary evidence of four former employees of a waste disposal company that deposited wastes at the Gary, Indiana site identifying the Company as a customer of such disposal company, and entries in such disposal company's bookkeeping ledgers showing invoices to the Company. The Company, however, has neither discovered any records which indicate, nor located any current or former employees who have advised, that the Company deposited hazardous substances at the site. Management and its counsel cannot determine whether a negative outcome is probable regarding the Company's potential liability at this site. Accordingly, no provision has been made for the potential liability related to this matter.

     Under the terms of the Assumption Agreement and a subsequent agreement entered into between ARTRA and the Company, ARTRA has agreed to pay and discharge substantially all of the Company's pre-existing liabilities and obligations, including environmental liabilities at any sites at which the Company allegedly operated facilities or disposed of hazardous substances, whether or not the Company is currently identified as a potentially responsible party therefor. Consequently, the Company is entitled to indemnification from ARTRA for any environmental liabilities associated with the Gary, Indiana site. In addition, ARTRA has deposited 50,000 shares of Common Stock in escrow as additional collateral to satisfy any judgment adverse to the Company or to pay any agreed upon settlement amount with respect to the Gary, Indiana site. Proceeds from the sale of the shares held in escrow might not be sufficient to satisfy any such judgment or pay any such settlement amount. While ARTRA is obligated to indemnify the Company for any environmental liabilities, no assurance can be given that ARTRA will be financially capable of satisfying its obligations with respect to any liability in connection with the Gary, Indiana site or any other environmental liabilities. ARTRA has advised that it intends to vigorously defend this case.

     In September 1996, the Company received notice of litigation from a competitor who charged that RRA obtained and benefited from a list of confidential data provided by a former employee of the competitor prior to the acquisition of RRA. RRA has denied such charges. The Acquisition
     Agreement provides for indemnification from any claims prior to the acquisition.

     The Company is a party to routine contract and employment-related litigation matters in the ordinary course of its business. No such pending matters, individually or in the aggregate, if adversely determined, are believed by management to be material to the business, results of operations or financial condition of the Company.


17.  Savings Incentive and Profit Sharing Plan:

     The Company participates in a savings incentive and profit sharing plan (the "Plan"). All eligible employees may make contributions to the Plan on a pre-tax salary reduction basis in accordance with the provisions of
     Section 401(k) of the Internal Revenue Code. No contributions were made by the Company in 1996 and 1995.

     Certain employees who work for governmental agencies are required to be covered under a separate pension plan. During 1996, the Company recorded approximately $700,000 of expense related to these benefits.

18.  Lease Commitments:

     The Company leases certain office space and equipment in its telecommunications and computer staffing service business. Rent expense for all operating leases in 1996 and 1995 approximated $200,000 and $17,000, respectively.

     As of December 31, 1996, future minimum rent payments due under the terms of noncancelable operating leases excluding any amount that will be paid for operating costs are:

     Year ending                                 Total
      December                              (in thousands)

        1997                                $        425
        1998                                         410
        1999                                         287
        2000                                         244
        2001                                         218
        Thereafter                                    24
                                            ------------
                                            $      1,608
                                            ============

     The aggregate commitment for future salaries at December 31, 1996, excluding bonuses, during the remaining term of all management and employment agreements, are approximately:

      Year ending                               Total
       December                            (in thousands)

        1997                                $      1,372
        1998                                       1,010
        1999                                         602
        2000                                          17
                                            -------------
                                            $      3,001
                                            ============

19.  Concentration of Credit Risk:

     Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents and trade receivables.

     The Company maintains cash in bank accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on their cash balances. The Company believes it mitigates such risk by investing its cash through major financial institutions.

     At December 31, 1996, the Company had four customers, and at December 31, 1995, the Company had nine customers with accounts receivable balances that aggregated 23% and 67% of the Company's total accounts receivable, respectively. Percentages of total revenues from significant customers for the years ended December 31, 1996 and from October 17, 1995 (entry into staffing business) to December 31, 1995 are summarized as follows:

                                              December 31,   December 31
                                                  1996         1995

      Customer 1                                  19.0%        17.3%
      Customer 2                                    *          12.6%
      Customer 3                                    *          10.1%

     *Less than 10%.



20.  Subsequent Events:

     On February 28, 1997, the Company purchased all of the stock of RHO Company Incorporated ("RHO") for $14.8 million payable in cash, plus a contingent payout to be paid over three years based on future earnings of RHO payable in stock in an aggregate amount not to exceed $3.3 million. The total number of shares issuable under the contingent payout can not exceed 386,249 shares. The cash portion of the purchase price paid at closing was principally funded through the Company's offering of convertible debentures, as described below. RHO is a defendant in a lawsuit by its former insurance carrier who alleges that RHO is obligated to repay to it $1,600,000 that the carrier was required to pay in connection with a claim settlement. The Company is defending against this claim and management believes that the case is without substantial merit. However, in the event of any adverse judgment in the case or if the Company determines to settle the case, any payments relating to this pre-acquisition contingency will be added to the purchase price of RHO.

     From February 27 to March 21, 1997, the Company sold $25.2 million of its Subordinated Convertible Debentures ("Debentures") to certain institutional investors for cash or in exchange for shares of the Company's Series F Preferred Stock (discussed below). The Debentures bear interest at the rate of 8% per annum during the 180 day period following closing and thereafter at the rate of 10% per annum continuing until fully paid or converted. Interest on the Debentures is payable quarterly in cash or in common stock of the Company, at the Company's option. The Debentures may be redeemed by the Company in whole or in part at any time from the date of issuance, within 360 days after any disbursement to the Company of net proceeds from the sale of Debentures at a redemption price equal to the sum of (i) the principal amount thereof, (ii) all accrued, unpaid interest thereon, and
     (iii) premiums ranging from 5% (2.5% in the case of Debentures exchanged for Series F Preferred Stock) for Debentures redeemed within 60 days after closing increasing up to 25% for Debentures redeemed between 181 and 360 days after closing. The Company is currently seeking long-term financing to redeem these Debentures and to provide capital for continued expansion of its operations.

     From February 27 to March 21, 1997 the Company issued or agreed to issue three year warrants ("Warrants") to purchase up to 504,000 share of its Company's Common Stock to the Debenture holders. Warrants to purchase 100,800 shares of common stock were issued at the time of the offering and become exercisable six months after closing. If the debt is not repaid in 60 days, the Company will issue additional warrants to purchase 100,800 shares of common stock for each additional 30 day period the debt is outstanding up to issuing an aggregate of warrants to purchase 504,000 shares of common stock. The exercise price of the warrants issued ranges from $6.85 to $7.65 per share. The Company is also required to issue additional warrants ("Additional Warrants") to purchase 504,000 shares of the Company's common stock if the Debentures are not redeemed within 180 days following closing. The Additional Warrants will have an exercise price equal to the average closing price of the Company's common stock over the five-day trading period ending 179 days after the closing.

     On February 27, 1997, in connection with the sale of $5 million of debentures to various holders of the Company's Common Stock purchased on December 26, 1996, the Company issued a put option whereby, if such debentures are not repaid by April 28, 1997, May 28, 1997, June 27, 1997 or July 27, 1997, such stockholders will have the option to put back 115,000 shares of Common Stock at the above listed dates, at $10.00 per share payable in cash, reduced by the value of any cash or stock issued under payment rights.

     As part of the issuance of the Debentures, the Company has also effected the repurchase of 2,750 of the 3,250 outstanding shares of its Series F Preferred Stock by issuing additional Debentures in the amount of 115% of its original principal amount ($1,000 per share) for total Debentures issued of $3,162,500. Approximately $3,900,000 of the proceeds from the Debenture offering was utilized to repay the Company's bank debt.

<

Comforce Corporation and Subsidiaries
Schedule II Valuation and Qualifying Accounts for the years ended December 31, 1996, 1995 and 1994 (in thousands)




           Column A                                Column B           Column C             Column D       Column E
-----------------------------------------------   ---------     ---------------------     ---------       --------
                                                                   (1)         (2)
                                                  Balance at    Charged to  Charged to                     Balance
          Description                             Beginning     Costs and      Other      Deductions      at end of
                                                  of Period     Expenses     Accounts     (Describe)       Period
                                                  ---------     --------     --------     ----------       ------
For the year ended December 31, 1996:
    Deducted from assets to which they apply:
       Allowance for inventory valuation            $ --         $ --                      $ --             $ --
                                                    ======       ======                    ======           ======
       Allowance for markdowns                      $ --         $ --                      $ --             $ --
       Allowance for doubtful accounts                --            213                           (D)          213
                                                    ------       ------                    ------           ------
                                                    $ --         $  213                    $ --             $  213
                                                    ======       ======                    ======           ======
For the year ended December 31, 1995
    Deducted from assets to which they apply:
       Allowance for inventory valuation            $  207       $   25                    $  232  (A)      $ --
                                                    ======       ======                    ======           ======
       Allowance for markdowns                      $  835       $  291                    $1,126  (A)      $ --
       Allowance for doubtful accounts                 503          424                       927  (A)        --
                                                    ------       ------                    ------           ------
                                                    $1,338       $  715                    $2,053           $ --
                                                    ======       ======                    ======           ======
For the year ended December 31, 1994:
    Deducted from assets to which they apply:
       Allowance for inventory valuation            $4,150       $  218                    $4,161  (B)      $  207
                                                    ======       ======                    ======           ======
       Allowance for markdowns                      $2,499       $4,799                    $6,463  (C)      $  835
       Allowance for doubtful accounts                 432          269                       198  (D)         503
                                                    ------       ------                    ------           ------
                                                    $2,931       $5,068                    $6,661           $1,338
                                                    ======       ======                    ======           ======


(A) Principally amounts reclassified to discontinued operations.

(B) Principally inventory written off, net of recoveries.

(C) Principally markdowns taken.

(D) Principally uncollectible accounts written off, net of recoveries.

RHO Company Incorporated
Index to Financial statements

                                                                 Page

Report of Independent Public Accountants                        F-37
Balance Sheets                                                  F-38
Statements of Income                                            F-39
Statements of Changes in Shareholders,
  Deficit                                                       F-40
Statements of Cash Flows                                        F-41
Notes to Financial Statements                                   F-42

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




The Board of Directors and Shareholders of
Rho Company Incorporated:

We have audited the accompanying balance sheets of Rho Company Incorporated (a Washington Corporation) as of December 31, 1995 and 1996, and the related statements of income, changes in shareholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rho Company Incorporated as of December 31, 1995 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.



                                             /s/ ARTHUR ANDERSEN LLP


Seattle, Washington,
  January 24, 1997

                            RHO COMPANY INCORPORATED

                    BALANCE SHEETS -- DECEMBER 31, 1995 AND 1996
                           (Dollar amounts in thousands)

                                     ASSETS

                                                                      1995        1996
                                                                    --------    --------
CURRENT ASSETS:
   Cash                                                             $    412    $    287
   Restricted cash                                                       705       1,133
   Escrow deposit                                                       --           500
   Accounts receivable, less allowance for doubtful accounts of
     $200 and $180, respectively                                       8,725       7,572
   Prepaid expenses                                                      167         155
                                                                    --------    --------
          Total current assets                                        10,009       9,647
                                                                    --------    --------

FURNITURE AND EQUIPMENT, less accumulated depreciation of $1,065
   and $1,007                                                            513         575
                                                                    --------    --------

OTHER ASSETS                                                             132          51
                                                                    --------    --------
          Total assets                                              $ 10,654    $ 10,273
                                                                    ========    ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Note payable - bank                                              $  6,253    $  6,223
   Current portion of long-term debt, related party                      130         396
   Accounts payable                                                      329         218
   Wages payable                                                         844         647
   Payroll taxes and withholdings payable                              1,167         630
   Accrued interest                                                      147         113
   Accrued vacations, bonuses and other                                  605         625
                                                                    --------    --------
          Total current liabilities                                    9,475       8,852
                                                                    --------    --------

LONG-TERM DEBT, RELATED PARTY                                          9,956       9,268
                                                                    --------    --------
SHAREHOLDERS' EQUITY:
   Common stock; $1.00 par value; authorized 50,000 and 1,000,000
     shares, respectively, issued and outstanding 50,000 shares           50          50
   Other capital                                                        --         2,680
   Deferred stock option charge                                         --        (1,920)
   Retained deficit                                                   (8,827)     (8,657)
                                                                    --------    --------
          Total shareholders' equity                                  (8,777)     (7,847)
                                                                    --------    --------
          Total liabilities and shareholders' equity                $ 10,654    $ 10,273
                                                                    ========    ========

      The accompanying notes are an integral part of these balance sheets.

                            RHO COMPANY INCORPORATED


                              STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                          (Dollar amounts in thousands)


                                                   1994       1995        1996
                                                 -------     -------     -------

REVENUES                                         $76,170     $83,631     $85,746

COST OF OPERATIONS                                69,157      74,978      76,457
                                                 -------     -------     -------
          Gross profit                             7,013       8,653       9,289

GENERAL AND ADMINISTRATIVE EXPENSES                5,266       6,510       7,512
                                                 -------     -------     -------
          Income from operations                   1,747       2,143       1,777
                                                 -------     -------     -------

OTHER EXPENSES:
   Stock option expense                             --          --           260
   Interest expense, net                           1,435       1,643       1,317
                                                 -------     -------     -------
          Total other expenses                     1,435       1,643       1,577
                                                 -------     -------     -------
          Net income                             $   312     $   500     $   200
                                                 =======     =======     =======




        The accompanying notes are an integral part of these statements.

                            RHO COMPANY INCORPORATED

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                          (Dollar amounts in thousands)

                                                   Deferred
                                                     Stock                   Total
                               Common     Other     Option     Retained  Shareholders'
                                Stock    Capital    Charge     Deficit      Deficit
                               -------   -------    -------    -------      -------
BALANCE, December 31, 1993     $    50   $  --      $  --      $(9,534)     $(9,484)

   Net income                     --        --         --          312          312
                               -------   -------    -------    -------      -------
BALANCE, December 31, 1994          50      --         --       (9,222)      (9,172)

   Net income                     --        --         --          500          500
   Dividends paid                 --        --         --         (105)        (105)
                               -------   -------    -------    -------      -------
BALANCE, December 31, 1995          50      --         --       (8,827)      (8,777)

   Net income                     --        --         --          200          200
   Dividends paid                 --        --         --          (30)         (30)
   Stock option granted           --       2,180     (2,180)      --           --
   Amortization of deferred
     stock option charge          --        --          260       --            260
   Treasury stock subscribed      --        (567)      --         --           (567)
   Common stock subscribed        --       1,067       --         --          1,067
                               -------   -------    -------    -------      -------
BALANCE, December 31, 1996     $    50   $ 2,680    $(1,920)   $(8,657)     $(7,847)
                               =======   =======    =======    =======      =======




          The accompanying notes are an integral part of these statements.

                            RHO COMPANY INCORPORATED


                            STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                          (Dollar amounts in thousands)


                                                    1994       1995       1996
                                                  -------    -------    -------
OPERATING ACTIVITIES:
   Net income                                     $   312    $   500    $   200
   Depreciation                                       196        223        268
   Amortization of intangible assets                    4          4         35
   Loss on retirement of furniture and fixtures      --           17          4
   Deferred income taxes                              (37)      --         --
   Stock option expense                              --         --          260
   Net change in current assets and liabilities-
      Accounts receivable and other                (1,559)    (1,778)     1,153
      Prepaid expenses                                214        (70)        12
      Accounts payable                                 60        200       (111)
      Wages payable                                   139          9       (197)
      Payroll taxes and withholdings payable           72        296       (537)
      Accrued interest                                 40         15        (34)
      Accrued vacations, bonuses and other            (56)       110         20
                                                  -------    -------    -------
          Cash flows from operating activities       (615)      (474)     1,073
                                                  -------    -------    -------
INVESTING ACTIVITIES:
   Purchase of furniture and equipment               (136)      (334)      (334)
   Decrease (increase) in other assets                 (8)       (24)        46
                                                  -------    -------    -------
          Cash flows from investing activities       (144)      (358)      (288)
                                                  -------    -------    -------
FINANCING ACTIVITIES:
   Increase in restricted cash                       (591)       (35)      (428)
   (Decrease) increase in bank borrowings           1,482      1,302        (30)
   Borrowings of long-term debt                       114        168       --
   Repayments of long-term debt                      (270)      (266)      (422)
   Dividends paid                                    --         (105)       (30)
                                                  -------    -------    -------
          Cash flows from financing activities        735      1,064       (910)
                                                  -------    -------    -------
(DECREASE) INCREASE IN CASH                           (24)       232       (125)

CASH, beginning of year                               204        180        412
                                                  -------    -------    -------
CASH, end of year                                 $   180    $   412    $   287
                                                  =======    =======    =======

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid during the year for-
     Interest                                     $ 1,395    $ 1,628    $ 1,351
     Income taxes                                       8          8         43




        The accompanying notes are an integral part of these statements.

                            RHO COMPANY INCORPORATED


                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996

                          (Dollar amounts in thousands)



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of Business

The Company markets the services of temporary technical and clerical people to various industries located primarily in the states of Washington and California.

Furniture and Equipment

Furniture and equipment are recorded at cost less accumulated depreciation. Depreciation is provided using the straight-line and accelerated methods over expected useful lives of three to seven years.

Income Taxes

The Company has elected S-corporation status for reporting taxable income. Any income or loss from the corporation is reportable on the personal returns of the stockholders.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be significant.

Reclassifications

Certain reclassifications have been made to the prior year statements to conform to the current year format.

2.  RESTRICTED CASH:

Collections of accounts receivable are deposited in a restricted collateral account used for repayment of advances under the Company's bank line of credit. The balance in the collateral account at December 31, 1995 and 1996 was $705 and $1,133, respectively, shown in the accompanying balance sheets. The remaining cash balance is unrestricted.

3.  NOTE PAYABLE - BANK:

The Company has available a line of credit for up to $7.5 million in borrowings, bearing interest at the bank's prime rate plus .875% (9.125% at December 31, 1996), collateralized by accounts receivable. The line of credit is limited to 75% of eligible accounts receivable and requires collections to be deposited in a restricted collateral account. The outstanding balance on the line of credit was $6,223 at December 31, 1996. The loan agreement contains various covenants, including minimum levels of working capital and net worth. The loan agreement expires June 15, 1997. Although there can be no assurance, the Company anticipates it will be able to renew the line of credit. If it were not able to renew the line of credit or obtain other acceptable financing, it then could have adverse consequences, including possible cessation of operations.

4.  LONG-TERM DEBT:

Long-term debt as of December 31, 1995 and 1996 consists of the following:

                                                                                   1995        1996
                                                                                 --------    --------
Subordinated notes payable to former stockholder in monthly installments equal to 55% of average monthly net income, as defined, or $50, whichever is greater, with total minimum payments of $195 per quarter, including interest at 6.6% (10.5% prior to January 1, 1996), collateralized by a stock pledge
  agreement with shareholders of Rho Company Incorporated                        $  6,882    $  6,531

Subordinated note payable to former stockholder, 9.125%, collateralized by accounts receivable, subordinate to the bank line of credit. Due on demand,
  but stockholder does not intend to call the note before January 1, 1998           1,548       1,548

Subordinated note payable to stockholder, 9.125%, collateralized by accounts receivable, subordinate to the bank line of credit
   Due on demand, but stockholder does not intend to call the note
   before January 1, 1998                                                           1,369       1,369

Subordinated note payable to stockholder, 9.125%, collateralized by accounts receivable, subordinate to the bank line of credit
   Due on demand, but stockholder does not intend to call the note
   before January 1, 1998                                                             178         178

Other                                                                                 109          38
                                                                                 --------    --------
                                                                                   10,086       9,664
Less- Current portion                                                                (130)       (396)
                                                                                 --------    --------
                                                                                 $  9,956    $  9,268
                                                                                 ========    ========

All of the notes payable agreements are with related parties. Total interest expense related to these notes was $987, $1,038 and $744 for the years ended December 31, 1994, 1995 and 1996.

Effective as of January 1, 1996, the Company's 10.5% subordinated notes were modified to provide for a new interest rate of 6.6% and for accelerated payments based on net income. The noteholder was granted an option to purchase up to 25% of the Company's common stock (after giving effect to the exercise of the option) at a price based on a formula. The noteholder has the right to use the interest calculated using the difference between the old interest rate and the new lower interest rate as a credit toward the option price. The Company has valued the option using the fair value method. The option was valued at $2,180 based on the present value of the foregone interest payments under the modified note agreement. This amount is being amortized using the effective interest method over the life of the note payable.

Debt maturities on these notes are as follows:

      1997                                            $  396
      1998                                             3,478
      1999                                               409
      2000                                               436
      2001                                               466
      Thereafter                                       4,479
                                                      ------
                                                      $9,664
                                                      ======

5.  LEASE COMMITMENTS:

The Company leases office and storage space and equipment under noncancelable operating leases. Future minimum rentals are as follows:

     Year ending December 31,
     ------------------------
             1997                                   $  608
             1998                                      547
             1999                                      389
             2000                                      337
             2001                                       99
                                                    ------
                                                    $1,980
                                                    ======

Rental expense under operating leases totaled $316, $457 and $659 for the years ended December 31, 1994, 1995 and 1996, respectively.

6.  COMMITMENTS:

The Company has covenant not-to-compete agreements with the former stockholders of an acquired/merged company. Payments under the agreements are the greater of:
(a) $50 per year for five years; or (b) 8% of the gross margin (defined as gross billings minus temporary employee wages) generated by the merged company's clients.

The minimum future payment under these covenant not-to-compete agreements is $50 for the year ending December 31, 1997.

The Company expensed $236, $167 and $118 under these agreements for the years ended December 31, 1994, 1995 and 1996, respectively.

7.  EMPLOYEE BENEFIT PLAN:

The Company has a qualified 401(k) profit sharing plan covering eligible employees. The plan provides for contributions by the Company without regard to current or accumulated earnings at the discretion of the Board of Directors. The Company did not make any matching contributions to the plan for the years ended December 31, 1994 and 1995. Matching contributions totaling $44 were made during the year ended December 31, 1996.

8.  MAJOR CUSTOMERS:

During the year ended December 31, 1996, the Company had two customers with sales greater than 10% of the Company's revenues. Contracts with one customer in the software industry accounted for approximately $22,600, $29,000 and $26,100, of the Company's sales for the years ended December 31, 1994, 1995 and 1996, respectively. As of December 31, 1995 and 1996, this customer's accounts receivable balance was $1,540 and $680, respectively. Contracts with one customer in the aerospace industry accounted for approximately $12,800 of the Company's sales for the year ended December 31, 1996. As of December 31, 1996, this customer's accounts receivable balance was $1,484. Contracts with these two customers can be terminated at any time with 30 days' notice.

9.  PRIOR PERIOD ADJUSTMENT:

During 1995, the Company began accruing for vacations earned but unpaid to its permanent employees and the portion of bonuses earned but unpaid to its contract employees. The effect of this correction on the prior year financial statements was as follows:

Net income, year ended December 31, 1994, as
   previously reported                                   $   364
Less:  Adjustment for correction of error                    (52)
                                                         -------
Net income, year ended December 31, 1994, as restated    $   312
                                                         =======

Retained deficit, as previously reported for
   December 31, 1993                                     $(9,221)
Less:  Adjustment for correction of error                   (313)
                                                         -------
Retained deficit, as restated for December 31, 1993      $(9,534)
                                                         =======

10.  CONTINGENCIES:

The Company is the defendant in litigation with a previous insurer regarding a settlement paid by the insurer which the insurer alleges should be indemnified by the Company in the amount of approximately $1.6 million. The Company is vigorously defending the lawsuit and management, in consultation with legal counsel, believes it is more likely than not that the Company will prevail. In November 1996, the Court granted a motion for summary judgment to dismiss the case in favor of the Company. The plaintiff may still appeal the decision.

11.  PURCHASE AGREEMENT:

The stockholders of the Company have signed a definitive purchase agreement whereby the Company will repurchase their shares concurrent with issuing shares to COMFORCE Corporation. COMFORCE would then own all of the outstanding shares of the Company. As part of this agreement, COMFORCE has advanced, on behalf of the Company, $567 to a shareholder as a prepayment for the purchase of his shares, which represent 1/3 of the outstanding shares of the Company. This amount represents treasury stock subscribed and is shown as a reduction of shareholders' equity. COMFORCE has also placed $500 in an earnest money escrow account. In the event the stock purchase agreement fails to close as a result of a breach of or material representative by the Company, the Company would be required to return the entire $1,067 to COMFORCE, which was advanced as common stock subscribed.